Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

by and among

MARIN SOFTWARE INCORPORATED,

a Delaware corporation,

INFINITY ACQUISITION SUB, INC.,

a Delaware corporation,

INFINITY ACQUISITION SUB II, LLC

A Delaware limited liability company,

NOWSPOTS, INC.,

a Delaware corporation,

and

FORTIS ADVISORS LLC as the Stockholders’ Agent

Dated as of May 30, 2014

Exhibits

Exhibit A	—	Definitions
Exhibit B	—	Form of Non-Competition Agreement
Exhibit C	—	Form of Equity Agreement
Exhibit D	—	Form of Benefits Amendment
Exhibit E	—	Form of Written Consent
Exhibit F	—	Form of Stockholder Agreement
Exhibit G	—	Form of Investor Representation Letter
Exhibit H	—	Form of Converting Holder Questionnaire
Exhibit I-1	—	Form of First Certificate of Merger
Exhibit I-2	—	Form of Second Certificate of Merger
Exhibit J	—	Legal Opinion Matters
Exhibit K-1	—	Form of FIRPTA Notice
Exhibit K-2	—	Form of FIRPTA Notification Letter
Exhibit L	—	Form of Parachute Payment Waiver
Exhibit M	—	Form of Escrow Agreement
Schedules
Company Disclosure Letter
Schedule G	—	Benefit Amendment Signatories
Schedule H	—	Consenting Stockholders
Schedule 1.2(b)(xxv)	—	Individuals to Execute Confirmatory Assignments
Schedule 5.12	—	Employee RSUs

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of May 30 (the “Agreement Date”), by and among Marin Software Incorporated, a Delaware corporation (“Acquirer”), Infinity Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub I”), Infinity Acquisition Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquirer (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), NowSpots, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the stockholders’ agent (the “Stockholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

RECITALS

A.	Acquirer, Merger Sub I and the Company intend to effect a merger of Merger Sub I with and into the Company, pursuant to which the Company would become a wholly owned subsidiary of Acquirer (the “First Merger”), and, as part of the same overall transaction, the surviving entity of the First Merger would merge with and into Merger Sub II (the “Second Merger” and, collectively or in seriatim with the First Merger, as appropriate, the “Merger”) in accordance with this Agreement and Delaware Law.

B.	The board of directors of the Company (the “Board of Directors”) has (1) unanimously determined that this Agreement and the First Merger and the transactions contemplated by this Agreement in connection with the First Merger, upon the terms and subject to the conditions set forth herein, are advisable, and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Delaware Law and (3) adopted a resolution directing that the adoption of this Agreement and approval of the First Merger be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the First Merger.

C.	The board of directors of Merger Sub I has (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, and in the best interests of Merger Sub I and the stockholder of Merger Sub I and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub I, adopt this Agreement and approve the First Merger. The managers of Merger Sub II have approved this Agreement and the Second Merger.

D.	The board of directors of Acquirer has approved this Agreement and the Transactions, including the Merger and the issuance of shares of Acquirer Common Stock in connection therewith, upon the terms and subject to the conditions set forth herein, and Acquirer, as the sole stockholder of Merger Sub I, shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement and approve the First Merger.

E.	Acquirer, the Merger Subs and the Company intend that the First Merger and the Second Merger are integrated steps in the transaction contemplated by this Agreement and will together qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

F.	Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Subs’ willingness to enter into this Agreement, Brad Flora, Jordan Buller, Steve McHail, Francois Lagier and Tony Chan (each, a “Key Employee”) have each executed Acquirer’s customary form of employment offer letter, together with a confidential information and assignment agreement (together, an “Offer Letter”), Brad Flora and Jordan Buller have each executed Acquirer’s form of non-competition agreement in substantially the form attached hereto as Exhibit B (a “Non-Competition Agreement”), and Brad Flora has executed Acquirer’s customary form of vesting agreement in substantially the form attached hereto as Exhibit C (a “Equity Agreement”), each to become effective upon, and contingent upon, the Closing.

G.	Promptly following the execution and delivery of this Agreement, the Company shall use commercially reasonable efforts to obtain and deliver to Acquirer a benefits amendment in substantially the form attached hereto as Exhibit D (a “Benefits Amendment”) from each Company Employee identified on Schedule G.

H.	Promptly following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a written consent in substantially the form attached hereto as Exhibit E (a “Written Consent”) executed by the Company Stockholders identified on Schedule H (the “Consenting Stockholders”), evidencing the obtainment of the Company Stockholder Approval, and the Company shall seek to obtain and deliver to Acquirer immediately after the delivery of such Written Consent (i) a stockholder agreement in substantially the form attached hereto as Exhibit F (the “Stockholder Agreement”) executed by each Consenting Stockholder and (ii) an investor representation letter in substantially the form attached hereto as Exhibit G (an “Investor Representation Letter”) executed by each Consenting Stockholder.

I.	Promptly following the execution and delivery of this Agreement, the Company shall use commercially reasonable efforts to obtain and deliver to Acquirer a Stockholder Questionnaire in substantially the form attached hereto as Exhibit H (a “Converting Holder Questionnaire”) executed by all of the Converting Holders.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) First Merger and Second Merger. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub I shall be merged with and into the Company, and the separate existence of Merger Sub I shall cease and the Company shall become a wholly owned subsidiary of Acquirer (sometimes referred to herein as the “First Step Surviving Corporation”). Upon the terms and subject to the conditions set forth herein, at the Second Effective Time, the First Step Surviving Corporation shall merge with and into Merger Sub II, the separate corporate existence of the First Step Surviving Corporation shall cease and Merger Sub II continue as the surviving entity (sometimes referred to herein as the “Final Surviving Entity”). The parties intend that the First Merger and the Second Merger be treated as integrated steps in the transaction contemplated by this Agreement and as a single “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

(b) Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of Delaware Law.

(c) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the First Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, 555 California Street, Suite 1200 San Francisco, California, 94104, or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. Pacific time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d) Effective Time and the Second Effective Time. A certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit I-1 (the “First Certificate of Merger”) shall be duly executed by the Company and, on or after the Closing, delivered to the Secretary of State of the State of Delaware for filing. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the First Certificate of Merger (the “Effective Time”). Promptly following the Effective Time, but in no event later than three Business Days thereafter, the First Step Surviving Corporation and Merger Sub II shall cause a certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit I-2 (the “Second Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Second Effective Time”).

(e) Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company:

(i) At the Effective Time:

(A) the certificate of incorporation of the First Step Surviving Corporation shall be amended and restated to read as set forth in the First Certificate of Merger, until thereafter amended as provided by Delaware Law;

(B) the bylaws of the First Step Surviving Corporation shall be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub I as in effect immediately prior to the Effective Time; and

(C) the directors and officers of Merger Sub I immediately prior to the Effective Time shall be the only directors and officers of the First Step Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation; and

(ii) At the Second Effective Time:

(A) the certificate of formation of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be amended in its entirety to read as set forth in the Second Certificate of Merger, until thereafter amended as provided by Delaware Law;

(B) the limited liability company agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall become the limited liability company agreement of the Final Surviving Entity, until thereafter amended as provided by Delaware Law, the certificate of formation of Merger Sub II and such Limited Liability Company Agreement; and

(C) the managers and officers of Merger Sub II immediately prior to the Second Effective Time shall be the sole managers and officers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly appointed or admitted.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing, (i) a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied and (ii) the Escrow Agreement, executed by Acquirer and the Escrow Agent.

(b) Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(e) has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing and (C) the resolutions of the Board of Directors (I) declaring this Agreement and the transactions contemplated by this Agreement in connection with the First Merger, upon the terms and subject to the conditions set forth herein, advisable, and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the provisions of Delaware Law and California to the extent applicable to the Company and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the First Merger;

(iii) a written opinion from the Company’s outside legal counsel, covering the matters set forth on Exhibit J, dated as of the Closing Date and addressed to Acquirer;

(iv) written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that (I) has been incurred and paid to such Person prior to the Closing and (II) has been incurred and remains payable to such Person and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company, its Affiliates, the First Step Surviving Corporation and/or the Final Surviving Entity;

(v) no later than 24 hours after the date hereof, one or more Written Consents executed by each Consenting Stockholder and such other Company Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of the Company Stockholder Approval;

(vi) the Stockholder Agreement, executed by each Consenting Stockholder;

(vii) Offer Letters, effective as of, and contingent upon, the Closing, executed by each Key Employee and no less than 70% of the Continuing Employees;

(viii) Non-Competition Agreements, effective as of and contingent upon the Closing, executed by each of Brad Flora and Jordan Buller;

(ix) Benefits Amendment, executed by the Company and each Person required to execute a Benefits Amendment pursuant to Section 5.10(d);

(x) Equity Agreement, effective as of the Closing, executed by Brad Flora;

(xi) Investor Representation Letters duly completed and executed by holders of outstanding Company Capital Stock constituting the Requisite Stockholder Approval ;

(xii) evidence reasonably satisfactory to Acquirer of the resignation of each director and officer of the Company in office immediately prior to the Closing as directors and/or officers of the Company, effective as of, and contingent upon, the Effective Time;

(xiii) true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or that the Company can obtain through commercially reasonable efforts with respect to any unvested securities or other property ever issued by the Company or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers;

(xiv) certificates from the Secretary of State of the States of Delaware and California and each other state or other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company is in good standing and that all applicable Taxes and fees of the Company through and including the Closing Date have been paid;

(xv) the Spreadsheet completed to include all of the information specified in Section 5.8 in a form reasonably satisfactory to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(xvi) the Company Closing Financial Certificate;

(xvii) FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit K-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit K-2, dated as of the Closing Date and executed by the Company;

(xviii) a separation agreement or similar document in a form reasonably satisfactory to Acquirer (a “Separation Agreement”) executed by each of the Designated Employees as a condition to the receipt of any severance paid by the Company;

(xix) (A) A contractor agreement duly executed by each independent contractor, consultant and/or advisory board member who has accepted an offer to continue providing services to Acquirer or the Final Surviving Entity prior to the Closing Date (the “Specified Contractors” in a form reasonably satisfactory to Acquirer and (B) evidence reasonably satisfactory to Acquirer of the termination of service with the Company of each independent contractor, consultant and/or advisory board member of the Company other than the Specified Contractors, to be effective no later than immediately prior to the Closing;

(xx) the First Certificate of Merger, executed by the Company;

(xxi) payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt, which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including any premiums above the principal amount of such Company Debt or any fees payable in connection with such Company Debt);

(xxii) a parachute payment waiver, in substantially the form attached hereto as Exhibit L (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.15 and evidence of the 280G Stockholder Approval or confirmation that the Parachute Payment Waivers have been given effect;

(xxiii) the Escrow Agreement, executed by the Stockholders’ Agent;

(xxiv) evidence reasonably satisfactory to Acquirer of the conversion of the Company Convertible Notes prior to or as of, and contingent upon, the Closing; and

(xxv) executed confirmatory assignments of Intellectual Property from those individuals or entities listed on Schedule 1.2(b)(xxv), which represent each of the Company’s current and former employees and independent contractors and consultants that have not executed such agreements, in each case in a form that is reasonably satisfactory to Acquirer.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

1.3 Effect on Capital Stock.

(a) Treatment of Company Capital Stock. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder or any other Person:

(i) Company Common Stock. Each share of Company Common Stock, including any Unvested Company Shares, held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) a number of shares of Acquirer Common Stock equal to the Common Per Share Stock Consideration, (B) cash equal to the Common Per Share Cash Consideration, subject to Section 1.3(a)(ii), less the Converting Holder’s Pro Rata Share of the Cash Escrow Amount, (C) subject to Article VIII, the right to receive upon release from the Escrow Fund such Converting Holder’s Pro Rata Share of the Escrow Fund and (D) upon release from the Expense Fund, such Converting Holder’s Pro Rata Share of the Expense Fund (for the

sake of clarity, it being understood that the amount under this Section 1.3(a)(i)(B) shall be the Common Per Share Cash Consideration) (for the sake of clarity, it being understood that to the extent a Converting Holder holds both vested and unvested Company Common Stock immediately prior to Effective Time, the vested Company Common Stock will convert into vested cash to the maximum extent possible).

(ii) Unvested Cash. The payout of cash pursuant to this Section 1.3(a) in exchange for Unvested Company Shares issued and outstanding immediately prior to the Effective Time shall be subject to the same restrictions and vesting arrangements that were applicable to such Unvested Company Shares immediately prior to or at the Effective Time (and, except as provided in Section 5.10(d) no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as termination of employment). Therefore, cash otherwise payable pursuant to this Section 1.3(a) in exchange for the Unvested Company Shares issued and outstanding immediately prior to the Effective Time (“Unvested Cash”) shall not automatically be payable by Acquirer at the Effective Time, and shall instead become payable by Acquirer on the date that such Unvested Company Shares would have become vested under the vesting schedule in place for such shares immediately prior to or at the Effective Time (subject to the restrictions and other terms of such vesting schedule), less the amount of such newly vested cash that vests in escrow in accordance with Section 1.4(a)(ii). Acquirer may in its discretion make all such required payments to holders of Unvested Cash no later than the 15th day of the calendar month immediately following the calendar month in which such Unvested Cash would have become vested under the original vesting schedule and in its discretion may make such payments through the Paying Agent. All amounts payable pursuant to this Section 1.3(a)(ii) shall be subject to any required withholding of Taxes and shall be paid without interest. A portion of such newly vested cash so distributed will be treated as imputed interest to the extent required under the Code and the regulations promulgated thereunder. All outstanding rights to repurchase Unvested Company Shares that the Company may hold or similar restrictions in the Company’s favor immediately prior to the Effective Time (all such rights, the “Repurchase Rights”) shall be assigned to Acquirer in the Merger and shall thereafter be exercisable by Acquirer with respect to the Unvested Cash upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time (as such may be amended pursuant to the terms of the Stock Agreement, if applicable), except that Repurchase Rights may be exercised by Acquirer retaining the Unvested Cash into which such Unvested Company Shares have been converted and paying to the former holder thereof the repurchase price in effect for each such share subject to that Repurchase Right immediately prior to the Effective Time. No Unvested Cash, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Acquirer, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Unvested Cash in accordance with this Agreement.

(iii) Unvested Acquirer Common Stock. The issuance of Acquirer Common Stock pursuant to this Section 1.3(a) in exchange for Unvested Company Shares issued and outstanding immediately prior to the Effective Time shall be subject to the same restrictions and vesting arrangements that were applicable to such Unvested Company Shares immediately prior to or at the Effective Time (and, except as provided in Section 5.10(d) no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as termination of employment). Therefore, Acquirer Common Stock otherwise deliverable pursuant to this Section 1.3(a) in exchange for the Unvested Company Shares issued and outstanding immediately prior to the Effective Time (“Unvested Acquirer Common Stock”) shall not automatically be deliverable by Acquirer at the Effective Time, and shall instead become deliverable by Acquirer on the date that such Unvested Acquirer Common Stock would have become vested under the vesting schedule in place for such shares immediately prior to or at the Effective Time (subject to the restrictions and other terms of such vesting schedule), less the amount of such newly vested Acquirer Common Stock that vests in escrow in accordance with Section 1.4(a)(ii). Acquirer may in its discretion make all such required deliveries to holders of Unvested Acquirer Common Stock no later than the 15th day of the calendar month immediately following the calendar month in which such Unvested Acquirer Common Stock would have become vested under the original vesting schedule and in its discretion may make such payments through a transfer agent authorized by Acquirer to administer such payments on Acquirer’s behalf. The Repurchase Rights shall be assigned to Acquirer in the Merger and shall thereafter be exercisable by Acquirer with respect to the Unvested Acquirer Common Stock upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time (as such may be amended pursuant to the terms of the Stock Agreement, if applicable), except that Repurchase Rights may be exercised by Acquirer retaining the Unvested Acquirer Common stock into which such Unvested Company Shares have been converted and paying to the former holder thereof the repurchase price in effect for each such share subject to that Repurchase Right immediately prior to the Effective Time. No Unvested Acquirer Common Stock, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Acquirer, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Unvested Acquirer Common Stock in accordance with this Agreement.

(iv) Maximum Consideration Amount. Notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock to be paid and issued, respectively, by Acquirer to the Company Securityholders in connection with the First Merger (including the Merger Consideration, but excluding the Employee RSUs) exceed the Total Amount.

(b) Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c) Treatment of Merger Sub I Capital Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of Acquirer, Merger Sub I or any other Person, each share of capital stock of Merger Sub I that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the First Step Surviving Corporation (and the shares of the First Step Surviving Corporation into which the shares of Merger Sub I capital stock are so converted shall be the only shares of the First Step Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub I capital stock will evidence ownership of such number of shares of common stock of the First Step Surviving Corporation.

(d) Treatment of Merger Sub II Membership Interests. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquirer, Merger Sub II or any other Person, each share of common stock of the First Step Surviving Corporation that is issued and outstanding immediately prior to the Second Effective Time shall be cancelled and extinguished without any conversion thereof. At the Second Effective Time, each membership interest of Merger Sub II that is issued and outstanding immediately prior to the Second Effective Time will constitute one membership interest of the Final Surviving Entity (and the membership interests of the Final Surviving Entity shall be the only membership interests of the Final Surviving Entity issued and outstanding immediately after the Second Effective Time).

(e) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(f) Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law or California Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law or California Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law or California Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company or Stockholder Agent shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company or Stockholder Agent, as applicable, withdrawals of such demands and any other instruments related to such demands served pursuant to Delaware Law or California Law and received by the Company or Stockholder Agent, as applicable and (ii) the right to participate in all negotiations and proceedings with respect to such demands under Delaware Law or California Law. The Company (prior to the Effective Time) or the Stockholder Agent (after the Effective Time), as applicable shall not, except with the prior written consent of Acquirer, or as otherwise required under Delaware Law or California Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares unless such payment is (1) equal to or greater than the applicable portion of the Merger Consideration such shares otherwise would have been entitled to or (2) subject to the Converting Holders’ indemnification obligations hereunder. If any payments are made with respect to any Dissenting Shares pursuant to this Section 1.3(f) that are greater than the applicable portion of the Merger Consideration such shares otherwise would have been entitled to pursuant to Section 1.3(a)(i), such difference shall be deemed Indemnifiable Damages for purposes of Article VIII. Subject to Section 8.2, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(f) and under Delaware Law or California Law) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under Delaware Law or California Law by any other Company Stockholder.

(g) Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(h) Fractional Shares. The number of shares of Acquirer Common Stock into which a Converting Holder’s shares of Company Common Stock are converted pursuant to this Article I shall be rounded down to the nearest whole number of shares of Acquirer Common Stock and each Converting Holder who would otherwise be entitled to a fraction of a share of Acquirer Common Stock (after aggregating for each particular stock certificate representing Company Capital Stock all fractional shares of Acquirer Common Stock to be received by such holder) shall receive from Acquirer an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Acquirer Closing Stock Price.

(i) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger.

1.4 Payment and Exchange Procedures.

(a) Surrender of Certificates.

(i) As soon as reasonably practicable after the Closing Date, to the extent not previously mailed, Acquirer shall mail, or cause to be mailed, a letter of transmittal in customary form together with instructions for use thereof (the “Letter of Transmittal”) to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time. The Letter of Transmittal shall specify that delivery of the certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Capital Stock (the “Certificates”) shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by Acquirer (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 1.4(a)(vi)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, and shall be in such form and have such other provisions as Acquirer may reasonably specify, including that the Converting Holders agree to be bound by the provisions of Section 1.5 and Article VIII and agree to release the Company, the First Step Surviving Corporation and the Final Surviving Entity from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of, resulting from or in connection with the Certificates, the Merger and/or the Transactions, subject to customary exclusions.

(ii) At or immediately following the Closing, Acquirer shall cause to be deposited with Wells Fargo Bank, N.A. or other bank or trust company as Acquirer may choose in its discretion, subject to the prior approval of the Stockholders’ Agent (such approval not to be unreasonably withheld) (the “Paying Agent”) the Merger Consideration less the Cash Escrow Amount.

(iii) As soon as reasonably practicable after the date of delivery to the Paying Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive the Cash Consideration and Stock Consideration that such holder has the right to receive pursuant to Section 1.3(a) in respect of such Certificate, less, Converting Holder’s Pro Rata Share of the Escrow Fund and less Unvested Cash and less Unvested Acquirer Common Stock, and (B) such Certificate shall be cancelled.

(iv) Any certificates or book-entry entitlements representing the shares of Acquirer Common Stock to be issued pursuant to Section 1.3(a) shall bear the following legends (along with any other legends that may be required under Applicable Law):

“(1) THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS.

(2) THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A RIGHT OF REPURCHASE AS SET FORTH IN AN AGREEMENT WITH THE COMPANY.

(3) THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCKUP RESTRICTION AS SET FORTH IN A CERTAIN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.”

It is Acquirer’s current policy not to issue stock certificates representing shares of its capital stock, and all new issuances of capital stock are reflected on the books and records of Acquirer’s transfer agent in book entry only, with appropriate notations reflecting the applicable legends.

(v) Upon receipt of written confirmation of the effectiveness of the First Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying Agent, subject to any applicable Equity Agreement or Benefits Amendment, deliver to each Converting Holder the aggregate number of shares of Acquirer Common Stock issuable to such Converting Holder pursuant to Section 1.3(a)(i), other than in respect of Dissenting Shares to holders thereof, as promptly as practicable following the submission of a Certificate to the Paying Agent and a duly executed Letter of Transmittal by such Converting Holder.

(vi) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer or the Paying Agent, an agreement to indemnify Acquirer against any claim that may be made against it with respect to such document, the Paying Agent will deliver in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration issuable pursuant to Section 1.3(a).

(b) Escrow Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Converting Holder’s applicable portion of the Merger Consideration payable to such Converting Holder pursuant to Section 1.3(a) such Converting Holder’s Pro Rata Share of the Cash Escrow Amount, and shall deposit the Cash Escrow Amount with the Escrow Agent pursuant to Section 8.1 and the Escrow Agreement. The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under Article VIII, and shall be held and distributed in accordance with Section 8.1. The adoption of this Agreement and the approval of the First Merger by the Company Stockholders shall constitute, among other things, approval of the Cash Escrow Amount, the withholding of the Escrow Amount by Acquirer and the appointment of the Stockholders’ Agent.

(c) Lock-up Agreement. Each Converting Holder’s Pro Rata Share of the Stock Consideration (the “Base Shares”), together with any additional shares of Acquirer Common Stock that may be issued from time to time on the Base Shares, including without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like (the “Additional Shares” and, together with the Base Shares, the “Lock-Up Shares”), shall be subject to the restrictions and obligations set forth in this Section 1.4(c). For the avoidance of doubt, dividends declared on Acquirer Common Stock in the form of cash or property (other than shares of Acquirer Common Stock) shall not be subject to the restrictions and obligations set forth in this Section 1.4(c) and shall be distributed to the Converting Holders concurrently with their distribution to the other stockholders of Acquirer.

(i) Each Converting holder shall not, directly or indirectly, without the prior written consent of the Acquirer offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any Lock-Up Shares or enter into any Hedging Transaction (as defined below) relating to the Lock-Up Shares (each of the foregoing referred to as a “Disposition”) for a period from the date hereof until such restrictions and obligations have lapsed, as provided in the following sentence. The restrictions and obligations set forth in this Section 1.4(c)(i) shall lapse and be of no further force or effect as to: (a) fifty percent (50%) of the Lock-Up Shares (rounded down to the nearest whole share) on the Closing Date, (b) fifteen percent (15%) of the Lock-Up Shares (rounded down to the nearest whole share) on the three-month anniversary of the Closing Date, and (3) the remaining Lock-Up Shares on the six-month anniversary of the Closing Date (together with the dates referenced in subsection (1)-(2) above, the “Lapse Dates”). The foregoing restrictions are expressly intended to preclude each Converting Holder from engaging in any Hedging Transaction or other transaction which is designed to or reasonably expected to lead to or result in a Disposition even if the securities would be disposed of by someone other than the Converting Holder. “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Lock-Up Shares. Notwithstanding the foregoing, each Converting Holder may transfer any or all of the Lock-Up Shares (i) to an immediate family member or a trust formed for the direct or indirect benefit of such Converting Holder or an immediate family member of such Converting Holder, (ii) by gift, will or intestacy, (iii) to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by such Converting Holder or the immediate family of such Converting Holder, (iv) if such Converting Holder is a corporation, partnership or other business entity (A) to another corporation, partnership or other business entity that is a controlled or managed affiliate of such Converting Holder or (B) as part of a disposition, transfer or distribution such Converting Holder to its equity holders, partners, members or affiliates or any of its affiliates’ directors, officers and employees or (v) if such Converting Holder is a trust, to a trustor or beneficiary of the trust; provided, however, that in any such case it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Lock-Up Shares subject to the provisions of this Section 1.4(c)(i), and there shall be no further transfer of such Lock-Up Shares except in accordance with this Section 1.4(c)(i). For purposes of the foregoing, “immediate family” means any relationship by blood, marriage, domestic partnership or adoption, no more remote than a first cousin. Nothing in this Section 1.4(c)(i) shall in any way limit the exercise by any Converting Holder of statutory appraisal or dissenters rights under the Delaware General Corporation Law or California Law with respect to the Lock-Up Shares.

(ii) Without limiting the restrictions or obligations in this Section 1.4(c), any Disposition by the Converting Holder shall remain at all times subject to applicable securities laws, including without limitation the resale restrictions imposed by Rule 144 promulgated under the Securities Act.

(iii) The Acquirer may place an appropriate restrictive legend on the stock certificates representing the Lock-Up Shares issued to the Converting Holder to indicate that such shares are subject to the terms of this Section 1.4(c). Acquirer agrees that it will (or will instruct the transfer agent for Acquirer to) promptly remove such restrictive legend (a) upon the earlier to occur of (i) the applicable Lapse Date (only with respect to the stock certificates representing such Lock-Up Shares that are no longer subject to the restrictions and obligations of this Section 1.4(c)) or (ii) the termination of this Section 1.4(c) pursuant to its terms (with respect to stock certificates representing all of the Lock-Up Shares) or (b) as otherwise expressly contemplated by this Agreement. Acquirer may, and each Converting Holder will, with respect to any Lock-Up Shares, cause the transfer agent for Acquirer to note stop transfer instructions with respect to the Lock-Up Shares on the transfer books and records of Acquirer.

(iv) This Section 1.4(c) shall terminate immediately and be of no further force or effect upon the earliest to occur of:

(A) immediately prior to the consummation of (i) any acquisition or purchase from Acquirer by any Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Group”)) of a 50% or more interest in the total outstanding voting securities of Acquirer, (ii) any merger, consolidation, business combination, share exchange or similar transaction involving Acquirer pursuant to which the stockholders of Acquirer immediately preceding such transaction will hold securities representing less than 50% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), (iii) any sale, lease, exchange, transfer, exclusive license or disposition of assets (including capital stock or other ownership interests in subsidiaries) representing 50% or more of the aggregate fair market value of the consolidated assets of Acquirer and its subsidiaries taken as a whole, or (iv) any spin-off, spin-out, split-up, carve-out or similar event pursuant to which assets representing 50% or more of either the aggregate fair market value of the assets of the Company as of the Closing Date or the business of the Company as of the Closing Date will be transferred in one or more transactions;

(B) immediately prior to the consummation of any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning securities representing 50% or more of the total outstanding voting power of Acquirer (provided, that notwithstanding the foregoing, each Converting Holder will be entitled to submit Lock-Up Shares for such tender offer or exchange offer if he or she so chooses; provided, further, that if such tender offer or exchange offer is not subsequently closed, the Lock-Up Shares are not accepted for purchase, or the Converting Holder otherwise withdraws such shares from such tender offer or exchange offer, then any Lock-Up Shares submitted for such tender offer or exchange offer shall again become subject to the terms and conditions of this Section 1.4(c)); or

(C) (i) the filing of a petition by or against Acquirer under any chapter of the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time, or under any similar law relating to bankruptcy, insolvency or other relief for debtors, (ii) appointment of a receiver, trustee, custodian or liquidator of or for all or any part of the assets or property of Acquirer, (iii) the insolvency of Acquirer, or (iv) the making of a general assignment for the benefit of creditors by Acquirer.

(d) Transfers of Ownership. If any cash amount or share of Acquirer Common Stock payable or issuable pursuant to Section 1.3(a) is to be paid or issued to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that such Certificate shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash or issuance of shares of Acquirer Common Stock in any name other than that of the registered holder of such Certificate, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(e) No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(f) Unclaimed Consideration. Each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) in respect of such Certificate. Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to such date on which the applicable portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) in respect of such Certificate would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

1.5 No Further Ownership Rights in the Company Capital Stock. The applicable portion of the Merger Consideration paid or payable and issued or issuable following the surrender for exchange of the Certificates in accordance with this Agreement shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates, and there shall be no further registration of transfers on the records of the First Step Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or document is presented to the First Step Surviving Corporation or the Final Surviving Entity for any reason, such Certificate shall be cancelled and exchanged as provided in this Article I.

1.6 Tax Consequences. The parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a)(1) of the Code, and to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code; it being understood and agreed that, except as provided in Section 5.14(b), neither Acquirer nor Merger Subs makes any representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.

1.7 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the applicable Company Securityholder when due, and such Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

1.8 Withholding Rights. Each of Acquirer, the First Step Surviving Corporation and Final Surviving Entity and the Paying Agent shall be entitled to deduct and withhold from any payments of cash or issuances of Acquirer Common Stock pursuant to this Agreement, such amounts in cash and/or shares of Acquirer Common Stock as Acquirer, the First Step Surviving Corporation or the Final Surviving Entity or the Paying Agent is required to deduct and withhold with respect to any such payments or issuances under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made.

1.9 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary to carry out the purposes of this Agreement and to vest the First Step Surviving Corporation or the Final Surviving Entity with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the First Step Surviving Corporation and the managers of the Final Surviving Entity are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows:

2.1 Organization, Standing, Power and Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Company has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a material and adverse impact on the Company and its Business. The Company has and, since its inception has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity.

(b) Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board of Directors, (ii) the names of the members of each committee of the Board of Directors and (iii) the names and titles of the officers of the Company.

2.2 Capital Structure.

(a) As of the Agreement Date, the authorized Company Capital Stock consists solely of 1,000,000 shares of Company Common Stock. A total of 991,250 shares of Company Common Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital

Stock, other than upon conversion of the Company Convertible Notes. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable and (ii) the number of such shares of Company Common Stock that are Unvested Company Shares, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Capital Stock were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b) The Company has never granted Company Options and no Company Options have ever been outstanding.

(c) There are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock set forth on Schedules 2.2(a) or 2.2(c) of the Company Disclosure Letter. Other than as set forth on Schedules 2.2(a) or 2.2(c) of the Company Disclosure Letter no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such call, right or Contract.

(d) There is no Company Debt, other than in the case of the Company Convertible Notes, that (i) grants its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(e) There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Except as set forth in Schedules 2.2(a) or 2.2(e) of the Company Disclosure Letter, no Company equity plan nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares, in each case in connection with the Transactions or upon termination of employment or service with the Company or Acquirer, or any other event, whether before, upon or following the Effective Time or otherwise.

(f) As of the Closing, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock or any other Equity Interests of the Company and (iii) the shares of Company Capital Stock disclosed in the Spreadsheet will be free and clear of any Encumbrances.

2.3 Authority; Non-contravention.

(a) Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board of Directors, has (i) declared that this Agreement and the transactions contemplated by this Agreement in connection with the First Merger, upon the terms and subject to the conditions set forth herein, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with the provisions of Delaware Law and California to the extent applicable to the Company and (iii) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of the holders of a majority of the outstanding shares of Company Common Stock are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the Merger under Delaware Law, California Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company, in each case as amended to date, (B) any material Contract of the Company or any Contract applicable to any of its material assets or (C) any Applicable Law, except with respect to clause (B) for violations that would not result or reasonably be expected to result, individually or in the aggregate, in a material and adverse impact on the Company.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger, as

provided in Section 1.1(d), and (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

(d) The total assets of the Company as of all times from the Company Balance Sheet Date through the Closing Date, as determined in accordance with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will be less than $15,200,000. The Company is, and immediately prior to the Closing will be, its own “ultimate parent” within the meaning of the HSR Act, meaning that no Person holds either 50% or more of its capital stock, nor a contractual power to designate half or more of its directors. The Company is not, and as of the Closing will not be, engaged in manufacturing within the meaning of the HSR Act.

2.4 Financial Statements; No Undisclosed Liabilities; Absence of Changes.

(a) The Company has made available to Acquirer its unaudited financial statements for the fiscal years ended December 31, 2012 and December 31, 2013 and its unaudited financial statements for the three-month period ended March 31, 2014 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present the financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount), (iv) are true, correct and complete and (v) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.

(b) The Company has no Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of December 31, 2013 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since December 31, 2013 (the “Company Balance Sheet Date”) in the ordinary course consistent with past practice that, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law and (iii) those incurred by the Company in connection with the negotiation and execution of this Agreement. Except for Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Without limiting the generality of the foregoing, the Company has never guaranteed any debt or other obligation of any other Person.

(c) Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e) The accounts receivable of the Company (the “Accounts Receivable”) as reflected on the Company Balance Sheet and as will be reflected in the Company Closing Financial Certificate arose in the ordinary course of business, consistent with past practice, represented bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts less an amount not in excess of the allowances provided for in the Company Balance Sheet and in the Company Closing Financial Certificate, as the case may be. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s past practice and are sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business consistent with past practice, (ii) represented or shall represent bona fide claims against debtors for sales and other charges and (iii) have been collected or are collectible in the book amounts thereof less allowances determined in accordance with GAAP. None of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of Accounts Receivable is contingent upon the performance by the Company of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, an aging of the Accounts Receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, such amounts of Accounts Receivable that are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims. For the avoidance of doubt, the representations and warranties contained in this Section 2.4(e) shall not constitute a representation or warranty with respect to the actual collectability of such accounts received.

(f) The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances in all material respects (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management and the Board of Directors, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company. None of the Company, the Company’s independent auditors and, to the knowledge of the Company, any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants directors of Company who have a material role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. None of the Company and, to the knowledge of the Company, any Representative of the Company has received any material complaint, allegation or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements. No attorney representing the Company, whether or not employed by the Company, has reported to the Board of Directors or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or its Representatives.

(g) Since the Company Balance Sheet Date, (i) the Company has conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred any event that is material and adverse with respect to the Company and (iii) the Company has not done, caused or permitted any of the actions described in Section 4.2.

2.5 Litigation. There is no Legal Proceeding to which the Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company or any of its material assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), and, to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company, any of its material assets, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company) based upon: (i) the Company entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company regarding its material assets or (iii) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. The Company does not have any Legal Proceeding pending against any other Person.

2.6 Restrictions on Business Activities. There is no Contract or Order binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or immediately after consummation of the Merger, the effect of prohibiting, restricting or impairing any business practice of the Company, any acquisition of property by the Company or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services. Other than the Material Contracts or as set forth on Schedule 2.6 of the Company Disclosure Letter, there are no Contracts or permits to which the Company is a party that relate to or affect the significant assets or properties of the Company.

2.7 Compliance with Laws; Governmental Permits.

(a) The Company has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law.

(b) The Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, except for those the failure of which to be in full force and effect would not reasonably be expected, individually or in the aggregate, to have a material and adverse impact on the Company. The Company has not received any written notice or other written communication from any Governmental Entity regarding (i) any actual or alleged violation of any Company Authorization or (ii) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization and, to the knowledge of the Company, no such notice or other communication is forthcoming. The Company has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions, except for such Company Authorization the termination of which would not reasonably be expected to have a material and adverse impact on the Company.

2.8 Title to, Condition and Sufficiency of Assets.

(a) The Company has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. Schedule 2.8(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company. The Company has made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not currently own any real property.

(b) The assets and properties owned by or licensed or leased to the Company (i) constitute all of the assets and properties that are necessary for the Company to conduct, operate and continue the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all Company Products that are provided in connection with its assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without (A) the need for Acquirer to acquire or license any other asset, property or Intellectual Property or (B) the breach or violation of any Contract.

2.9 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Data” means data, when possessed by Company and then only to the extent collected, generated, or received by Company in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.

(ii) “Company Data Agreement” means any Contract involving Company Data to which the Company is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been provided to Acquirer).

(iii) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company.

(iv) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company is a party or bound by, except for Contracts for Third-Party Intellectual Property that is generally, commercially available software and (A) has not been modified or customized for the Company and (B) is licensed for an annual fee under $5,000.

(v) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company.

(vi) “Company Privacy Policies” means, collectively, any and all (A) of the Company’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company to any Person, (B) public representations (including representations on Company Websites), and (C) applicable industry self-regulatory obligations and commitments expressly made or entered into by Company and Contracts between Company and third parties relating to the Processing of Company Data.

(vii) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company.

(viii) “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company.

(ix) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(x) “Company Websites” means all web sites owned, operated or hosted by the Company (including those web sites operated using the domain names listed in Schedule 2.9(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.

(xi) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xii) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

(xiii) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xiv) “Personal Data” means a natural Person’s (including a customer’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.

(xv) “Privacy Laws” means (A) each Applicable Law applicable to the protection or Processing or both of Personal Data, and includes rules relating to the Payment Card Industry Data Security Standards, direct marketing, e-mails, text messages or telemarketing, (B) guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (A) and (C) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, emails, text messages or telemarketing.

(xvi) “Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data by or on behalf of Company.

(xvii) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xviii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) Status. The Company has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property necessary to enable it to carry on the Business, free and clear of any Encumbrances and without any conflict with or infringement upon the rights of others, provided that the foregoing representation is made to the Company’s knowledge with respect to patents only. The Company Intellectual Property collectively constitute all of the intangible assets, intangible properties, rights and Intellectual Property necessary for Acquirer’s conduct of, or that are used in or held for use for, the Business (as currently conducted by Company) without: (i) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right and (ii) the breach or violation of any Contract. The Company has not transferred ownership of, or granted any exclusive rights in, any Company-Owned Intellectual Property to any third party. No third party has any ownership right, title, interest, claim in or lien on any of the Company- Intellectual Property or Company-Owned Data.

(c) Company Registered Intellectual Property. Schedule 2.9(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company within 120 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid and subsisting, and all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. The Company has made available to Acquirer copies of all of the Company’s pending patent applications.

(d) Company Products. Schedule 2.9(d) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company, including any product or service currently under development and scheduled for commercial release within 90 days following the date of this Agreement, for each such Company Product (and each version thereof) identifying its release date.

(e) No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company or any developer, inventor or other contributor to such Company-Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, including universities or any other educational institution, performing research sponsored by any Governmental Entity or agency or private source, including universities or any other educational institution, or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Company-Owned Intellectual Property.

(f) Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide Acquirer or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent and copyright filings related thereto.

(g) Invention Assignment and Confidentiality Agreement. The Company has secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in an to such Intellectual Property, and the Company has obtained the waiver of all non-

assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has made available to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and, in the case of patents and patent applications, the Company has made available to Acquirer copies of all such assignments.

(h) No Violation. No current or former employee, consultant, advisor or independent contractor of the Company: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i) of the immediately foregoing sentence.

(i) Confidential Information. The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. The Company has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith and has tested such plans on a periodic basis, and such plans have proven effective upon testing. To the knowledge of the Company, the Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s possession, custody or control. There has not been any material failure with respect to any of the computer systems, including software, used by the Company in the conduct of the Business. To the knowledge of the Company, there has been no Company or third-party breach of confidentiality.

(j) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. The Company has not brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. The Company has no Liability for infringement or misappropriation of any Third-Party Intellectual Property; provided that the foregoing representation is made to the Company’s knowledge with respect to patents only. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the Company’s use of any product, device, process or service used in the Business as previously conducted, currently conducted and as proposed to be conducted by the Company, has not and does not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third Party Intellectual Property to which the Company is a party (provided that the foregoing representation is made to the Company’s knowledge with respect to patents only), and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which Company conducts its Business or in which Company Products are marketed, distributed, licensed or sold and, to the knowledge of the Company, there is no basis for any such claims. The Company has not been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company-Owned Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company, or that may affect the validity, use or enforceability of any Company- Intellectual Property or any Third Party Intellectual Property exclusively licensed to the Company. Sections 2.9(b) and (j) shall be the only representations or warranties in this Agreement with respect to matters of infringement, misappropriation or other violation of any Third Party Intellectual Property or Intellectual Property Rights, and no other provision in this Agreement will be construed as such.

(k) Digital Millennium Copyright Act. The Company conducts and has conducted the Business in such a manner as to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the Digital Millennium Copyright Act (the “DMCA”) and by any substantially similar Applicable Law in any other jurisdiction in which the Company conducts the Business, including by informing users of its Company Products of such policy, designating an agent for notice of infringement claims, registering such agent with the United States Copyright Office, and taking appropriate action expeditiously upon receiving notice of possible infringement in accordance with the “notice and take-down” procedures of the DMCA or such other Applicable Law.

(l) Licenses; Agreements.

(i) The Company has not granted any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property outside of normal nonexclusive end use terms of service entered into by users of the Company Products in the ordinary course (copies of which have been provided to Acquirer), and the Company is not bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property.

(ii) The Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company-Owned Intellectual Property.

(m) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) Each such agreement is valid and subsisting and has, where required, been duly recorded or registered;

(ii) The Company is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii) To the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;

(iv) At and after the Closing, the Final Surviving Entity (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;

(v) To the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder;

(vi) No Company Intellectual Property Agreement requires the Company to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(vii) None of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company-Owned Intellectual Property;

(viii) None of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property;

(ix) The Company has obtained valid, written, perpetual, non-terminable (by such third party) (other than for cause) licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company with any of the Company Products; and

(x) No third party that has licensed Intellectual Property Rights to the Company has ownership or license rights to improvements or derivative works made by the Company in the Third-Party Intellectual Property that has been licensed to the Company.

(n) Non-Contravention. None of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Acquirer and/or the Final Surviving Entity by operation of law or otherwise of any Contracts to which the Company is a party or by which any of its assets is bound, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or the Final Surviving Entity being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.

(o) Company Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution or performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(p) Open Source Software. Schedule 2.9(p) of the Company Disclosure Letter identifies all Open Source Materials embedded in or used in the development of any Company Products, describes the manner in which such Open Source Materials were used (such description shall include whether the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i) and (ii), creates, or purports to create, obligations for the Company with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(q) Information Technology.

(i) Status. Schedule 2.9(q)(i) of the Company Disclosure Letter sets forth material details of the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that is used in the Business (collectively, the “ICT Infrastructure”) and any security and disaster recovery arrangements relating thereto. The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Acquirer. The ICT Infrastructure that is currently used in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business as currently conducted, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business with regard to information and communications technology, data processing and communications. The ICT Infrastructure is: (i) maintained and supported in accordance with industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect and (ii) protected by commercially reasonable security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.

(ii) No Faults. Schedule 2.9(q)(ii) of the Company Disclosure Letter sets forth a list of any known material viruses, bugs, worms and software bombs in the current Company Products. To the Company’s knowledge, there has not been a breach of security in relation to any part of the ICT Infrastructure.

(iii) ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no such Contract (including any Contract for Third-Party Intellectual Property) has been the subject of any breach by the Company or, to the Company’s knowledge, any other Person, and the Company (A) has not waived any breach thereof by any other Person, (B) has not received any notice of termination of any such Contract and (C) is not aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company (other than termination on notice in accordance with the terms of such Contract).

(iv) Source Code Access. No Contract for the license or use of Third Party Intellectual Property by the Company provides the Company access to source code licensed by the Company under a written source code escrow agreement.

(r) Privacy and Personal Data.

(i) The Company’s data, privacy and security practices conform, and at all times have conformed, to all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. The Company has at all times, if and as applicable to the Business: (i) provided adequate notice and obtained any necessary consents from data subjects required for the Processing of Personal Data as conducted by or for the Company and (ii) abided by any privacy choices (including opt-out preferences) of data subjects relating to Personal Data (such obligations along with those contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the taking over by Acquirer of all of the Company Databases, Company Data and other information relating to the Company’s customers will cause, constitute, or result in a breach or violation of any Privacy Laws or Company Privacy Commitments, any Company Data Agreements or standard terms of service entered into by users of the Company Products. Copies of all current and prior Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.

(ii) The Company has, and the Company has contractually required its data processors to, take commercially reasonable steps to ensure, established and maintains industry standard technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws and Company Privacy Commitments that are designed to protect Company Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by the Company and its data processors. The Company and, to the Company’s knowledge, its data processors have taken commercially reasonable steps to ensure the reliability of its employees that have access to Company Data, to train such employees on all applicable aspects of Privacy Laws and Company Privacy Commitments, and to require that all employees with the right to access such data are under written obligations of confidentiality with respect to such data.

(iii) No breach, security incident or violation of any data security policy in relation to Company Data has occurred or is threatened, and there has been no unauthorized or illegal Processing of any Company Data. No circumstance has arisen in which: (i) Privacy Laws would require the Company to notify a Governmental Entity of a data security breach or security incident or (ii) applicable guidance or codes of practice promulgated under Privacy Laws would recommend the Company to notify a Governmental Entity of a data security breach.

(iv) The Company has not received, and to the knowledge of the Company, there is no event (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation, from a Governmental Entity or any other Person (including a data subject): (A) alleging or confirming non-compliance by the Company with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting the Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or (D) claiming compensation from the Company. The Company has not been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Company Privacy Commitments.

(v) Schedule 2.9(r)(v) of the Company Disclosure Letter contains the complete list of notifications and registrations made by the Company under Privacy Laws with relevant Governmental Entities in connection with the Company’s Processing of Personal Data. All such notifications and registrations are valid, accurate, complete and fully paid up and, to the knowledge of the Company, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth on Schedule 2.9(r)(v) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by Company.

(vi) Where the Company uses a data processor to Process Personal Data, the processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures and compliance with those obligations that are sufficient for the Company’s compliance with Privacy Laws and Company Privacy Commitments, and there is in existence a written Contract between the Company and each such data processor that complies with the requirements of all Privacy Laws and Company Privacy Commitments. The Company has made available to Acquirer true, correct and complete copies of all such Contracts. To the knowledge of the Company, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company.

(vii) The Company has not transferred or permitted the transfer of Personal Data originating in the EEA outside the EEA, except where such transfers have complied with the requirements of Privacy Laws and Company Privacy Commitments.

(viii) Schedule 2.9(r)(viii) of the Company Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Company Data maintained by or for the Company at any time (the “Company Databases”), the types of Company Data in each such database (including by Company-Licensed Data and Company Owned Data), the means by which the Company Data was collected or received and the security policies that have been adopted and maintained with respect to each such Company Database.

(ix) The Company has valid and subsisting contractual rights to Process or to have Processed all third-party-owned data howsoever obtained or collected by or for the Company in the manner that it is Processed by or for the Company (all such data, “Company-Licensed Data”). The Company has all rights, and all permissions or authorizations required under Privacy Laws and relevant Contracts (including Company Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as the case may be, to each of the Company-Licensed Data as necessary for the operation of the Business as presently conducted. The Company has been and is in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.9(r)(ix) of the Company Disclosure Letter identifies each Contract governing any Company-Licensed Data to which the Company is a party or is bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been provided to Acquirer).

(x) The Company is the owner of all right, title and interest, or has sufficient rights, in and to each element of Company Data that (i) is used or held for use in the Business that is not Personal Data or Company-Licensed Data or (ii) the Company purports to own (collectively, “Company-Owned Data”). The Company has the right to Process all Company-Owned Data without obtaining any permission or authorization of any Person. Other than as set forth on Schedule 2.9(r)(x) of the Company Disclosure Letter, the Company has not entered into any Contract governing any Company-Owned Data or to which the Company is a party or bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been provided to Acquirer).

(xi) The Company does not Process the Personal Data of any natural Person under the age of 13.

(i) The Company has never directly stated or indirectly implied that Company Products enhance the security of data (including Personal Data) accessed, provided or sent by end users.

(s) Company Websites. To the knowledge of the Company, no domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company. The contents of any Company Website and all transactions conducted over the Internet by the Company comply with Applicable Law and codes of practice in any applicable jurisdiction.

2.10 Taxes.

(a) The Company has properly completed and timely filed, or caused to be properly completed and timely filed, all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), and has no Liability for Taxes in excess of the amounts so paid. All Tax Returns were complete and accurate in all material respects and have been prepared in substantial compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company.

(b) The Company has made available to Acquirer true, correct and complete copies of all income and other material Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company.

(c) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company for periods (or portions of periods) through the Company Balance Sheet Date. The Company does not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date.

(d) There is (i) no past or, to the Company’s knowledge, pending audit of, or Tax controversy associated with, any Tax Return of the Company that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e) The Company has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) after the Closing Date pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(f) The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and the Company does not have any Liability or potential Liability to another party under any such agreement.

(g) The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(h) The Company has not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 67(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i) Neither the Company nor any predecessor of the Company has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(j) The Company does not have any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(k) The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.

(l) The Company has not incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m) The Company has not received any private letter ruling from the IRS (or any comparable Tax ruling from any other Tax Authority).

(n) The Company is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(o) The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(p) The Company has made available to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company is in compliance with the requirements for any applicable Tax holidays or incentives.

(q) The Company is not, and it has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(r) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(s) The Company has (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper Tax Authority (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns.

(t) Schedule 2.10(t) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party. Each such nonqualified deferred compensation plan to which the Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company is under no obligation to gross up any Taxes under Section 409A of the Code.

(u) The Company has delivered to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers, that are in the possession of the Company or under its control; on Schedule 2.10(u) is a list of any Person who, to the Knowledge of the Company, did not timely file an election under 83(b) of the Code on Company Common Stock that was eligible for such an election.

(v) Except as set forth on Schedule 2.10(v) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any ERISA Affiliate to which the Company is a party or by which the Company or its assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.10(v) of the Company Disclosure Letter lists each Person (whether United States or foreign) who as of the Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. The Company has not ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

(w) The Company is not making, nor shall it be construed to have made, any representation, warranty or covenant as to the amount or availability of any Tax credit, Tax basis or other Tax attribute of the Company for any Taxable period beginning after the Closing Date.

2.11 Employee Benefit Plans and Employee Matters.

(a) Schedule 2.11(a) of the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) other than the Company Equity Plan (and all awards thereunder, as disclosed on Section 2.2(e)), all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b) The Company does not sponsor or maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has made available to Acquirer a true, correct and complete copy of each material Company Employee Plan and related plan documents material to their respective Company Employee Plan (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Acquirer a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has made available to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in all material respects in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate in all material respects has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Neither the Company nor any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan (other than routine claims for benefits), including any audit or inquiry by the IRS or United States Department of Labor.

(d) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or other ERISA Affiliate relating to, or change in coverage under, any Company Employee Plan that would reasonably be expected to materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(e) Neither the Company nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f) Neither the Company nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(g) No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.

(h) The Company is in compliance in all material respects with all Applicable Law respecting employment, visas and work permit requirements, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder. The Company is not engaged in any unfair labor practice. The Company is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants other than amounts which have been accrued in the ordinary course of business since March 31, 2014 but are not yet payable. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. The Company does not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(i) The Company has made available to Acquirer true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or other service providers not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to employees of the Company.

(j) The Company is not a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company and the Company does not have any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. Neither the Company, nor, to the knowledge of the Company, any of its Representatives has committed any unfair labor practice in connection with the conduct of the Business. There is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. No employee of the Company has been dismissed in the 12 months immediately preceding the Agreement Date without executing an effective general release of claims against the Company, copies of which have been made available in the virtual data room established by Acquirer in connection with this Agreement.

(k) To the knowledge of the Company, no employee of the Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no contractor of the Company is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.11(k) of the Company Disclosure Letter, no employee of the Company has given notice to the Company and, to the knowledge of the Company, no employee of the Company intends to terminate his or her employment with the Company. Except as set forth on Schedule 2.11(k) of the Company Disclosure Letter, the employment of each of the employees of the Company is “at will” (except for non-United States employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, the Company has not, and to the knowledge of Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Acquirer following the Effective Time.

(l) Schedule 2.11(l)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the names, positions and rates of compensation of all current officers and employees of the Company, showing each such individual’s name, position, annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.11(l)(ii) of the Company Disclosure Letter sets forth the additional following information for each of its current international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service). Schedule 2.11(l)(iii) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its current consultants, advisory board members and independent contractors and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.

(m) The Company has disclosed to the Acquirer any performance improvements or disciplinary actions contemplated or pending against any of the Company’s employees.

(n) The Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation.

(o) None of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person.

(p) No visa or work permit held by an Employee of the Company will expire in the six month period after the date hereof.

2.12 Interested Party Transactions. None of the officers and directors of the Company nor any immediate family members of any officer or director of the Company and, to the knowledge of the Company, none of the other employees of the Company or any Company Stockholders nor any immediate family members of any employee or Company Stockholder, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets is bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in the Business, except for the rights of Company Stockholders under Applicable Law.

2.13 Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 2.13 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.13 of the

Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the Agreement Date as well as all material claims made under such policies and bonds since January 1, 2011. The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company that are currently in effect. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company is otherwise in material compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.14 Books and Records. The Company has made available to Acquirer true, correct and complete copies of each document that has been reasonably requested by Acquirer in connection with their legal and accounting review of the Company (other than any such document that does not exist or Acquirer agreed after consulting with the Company was not required to be made available to Acquirer) or is not in the Company’s possession or subject to its control). Without limiting the foregoing, the Company has made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company, each as currently in effect, (iii) the complete minute books containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and the Company Stockholders, (iv) the stock ledger reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and (v) all currently effective permits, orders and consents issued by any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents (if any). The minute books of the Company made available to Acquirer contain a true, complete and accurate summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company through the Agreement Date. The books, records and accounts of the Company (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (D) accurately and fairly reflect the basis for the Financial Statements.

2.15 Material Contracts.

(a) Schedules 2.15(a)(i) through (xxvi) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company is a party that are in effect on the Agreement Date (the “Material Contracts”):

(i) any Contract with a (A) Significant Customer or (B) Significant Supplier;

(ii) any Contract providing for payments by the Company (or under which the Company has made payments) in the period since January 1, 2013 in an aggregate amount of $25,000 or more and any Contracts providing for payments to the Company (or under which the Company has received such payments) in an aggregate amount of $15,000 or more on a monthly basis;

(iii) any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company;

(iv) (A) any joint venture Contract, (B) any Contract (other than a Contract disclosed under clause (iii) above) that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;

(v) any separation agreement or severance agreement with any current or former employees under which the Company has any actual or potential Liability;

(vi) any Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than 5% of the total shares of Company Common Stock or any other type of Contract with any of its officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Common Stock, as the case may be other than contracts terminable by the Company without notice and without further liability to the Company following termination;

(vii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property, (C) that is set forth on Schedule 2.11(k) of the Company Disclosure Letter or (D) that limits or would limit the freedom of the Company or any of its successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;

(viii) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or assets of the Company or otherwise seeking to influence or exercise control over the Company;

(ix) other than Open Source Materials or “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $5,000 or less, all licenses, sublicenses and other Contracts to which the Company is a party and pursuant to which the Company acquired or is authorized to use any Third-Party Intellectual Property Rights used in the development, marketing or licensing of the Company Products;

(x) any license, sublicense or other Contract to which the Company is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property Rights;

(xi) any license, sublicense or other Contract pursuant to which the Company has agreed to any restriction on the right of the Company to use or enforce any Company-Owned Intellectual Property Rights or pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property Rights;

(xii) any Contracts (including any policies, rules and similar materials) relating to the membership of, or participation by, the Company in, or the affiliation of the Company with, any industry standards group or association, including but not limited to any standard-setting organizations or standards-related activities;

(xiii) any Contract providing for the development of any Intellectual Property, independently or jointly, either by or for the Company (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been made available to Acquirer);

(xiv) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company in the ordinary course of business consistent with past practice;

(xv) any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;

(xvi) any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company;

(xvii) any settlement agreement with respect to any Legal Proceeding;

(xviii) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions, either alone or in combination with any other event;

(xix) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Company Disclosure Letter;

(xx) any Contract with any labor union or any collective bargaining agreement or similar contract with a group of employees;

(xxi) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xxii) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard customer agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxiii) any Contract for capital expenditures in excess of $10,000 in the aggregate;

(xxiv) any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $10,000 per annum;

(xxv) any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and

(xxvi) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).

(b) All Material Contracts are in written form. The Company has performed in all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of material default under any Material Contract or (ii) give any third party (A) the right to declare a material default or exercise any material remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or material change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. The Company has not received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has no Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been made available to Acquirer at least two Business Days prior to the Agreement Date.

2.16 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions. Set forth in Schedule 2.16 of the Company Disclosure Letter is the Company’s good faith estimate of all Transaction Expenses (including Transactions Expenses reasonably anticipated to be incurred in the future).

2.17 Foreign Corrupt Practices. None of the Company, the Company’s Representatives and any other Person acting for or on behalf of the Company, has (i) taken any action directly or indirectly in furtherance of an offer, payment, promise to pay, or authorization or approval of any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (A) to obtain favorable treatment for business or Contracts secured, (B) to pay for favorable treatment for business or Contracts secured, (C) to obtain special concessions or for special concessions already obtained; (D) to improperly influence or induce any act or decision, (E) to secure any improper advantage, or (F) in violation of Applicable Law (including the Foreign Corrupt Practices Act) or (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

2.18 Environmental, Health and Safety Matters.

(a) The Company is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of the Business or its assets or properties. There are no pending, or to the knowledge of the Company, any threatened allegations by any Person that the properties or assets of the Company are not, or that its business has not been conducted, in material compliance with all Environmental, Health and Safety Requirements. The Company has not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any Liability of the Company with respect to Environmental, Health and Safety Requirements.

(b) The Company has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company that are in the possession or control of the Company, each of which is identified in Schedule 2.18 of the Company Disclosure Letter.

2.19 Export Control Laws. The Company has conducted its export transactions in accordance in all respects with applicable provisions of United States export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing: (i) the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Acquirer or the Final Surviving Entity are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

2.20 Customers. The Company does not have any outstanding material disputes concerning any Company Products with any customer or distributor who, for the three months ended March 31, 2014, was one of the 15 largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”), and, to the knowledge of the Company, there is no present material dissatisfaction on the part of any Significant Customer with respect to any Company Products. Each Significant Customer is listed on Schedule 2.20 of the Company Disclosure Letter. The Company has not received any information from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Final Surviving Entity or Acquirer) after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company (or the Final Surviving Entity or Acquirer).

2.21 Suppliers and Vendors. The Company does not have any outstanding material disputes concerning products and/or services provided by any supplier or vendor who, for the three months ended March 31, 2014, was one of the 5 largest suppliers or vendor of products and/or services to the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), the Company has no knowledge of any present material dissatisfaction on the part of any Significant Supplier with respect to the Company. Each Significant Supplier is listed on Schedule 2.21 of the Company Disclosure Letter. The Company has not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Final Surviving Entity or Acquirer)

after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the Final Surviving Entity or Acquirer). The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the knowledge of the Company, there is no reason why the Company will not continue to have such access on commercially reasonable terms.

2.22 Stockholder Notice. Neither the Stockholder Notice nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

2.23 Representations Complete. To the knowledge of the Company, none of the representations or warranties made by the Company herein or in any exhibit or schedules hereto, including the Company Disclosure Letter, or in any certificate delivered by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUBS

Acquirer and Merger Subs represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Acquirer, Merger Sub I and Merger Sub II is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor either of the Merger Subs is in violation of any of the provisions of its certificate of incorporation or certificate of formation, as applicable, or bylaws, operating agreement or equivalent organizational or governing documents.

3.2 Authority; Non-contravention.

(a) Each of Acquirer and the Merger Subs has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and the Merger Subs. This Agreement has been duly executed and delivered by each of Acquirer and the Merger Subs and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and the Merger Subs enforceable against Acquirer and each of the Merger Subs, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Acquirer and the Merger Subs do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date or (ii) any Contract to which Acquirer or Merger Subs are a party or Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or the Merger Subs’ ability to consummate the Merger or any of the other Transactions or to perform their respective obligations under this Agreement.

(c) Except as required by applicable federal and state securities laws and the rules of NYSE in connection with the issuance and listing on NYSE of the shares of Acquirer Common Stock issuable in the First Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or the Merger Subs in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Acquirer or the Merger Subs to consummate the Merger or any of the other Transactions.

3.3 Issuance of Shares. There are no preemptive rights applicable to the shares of the Acquirer Common Stock issuable in the Merger that have not been waived prior to the Agreement Date. The shares of Acquirer Common Stock issuable in the First Merger will be duly and validly authorized and, when issued by Acquirer in accordance with this Agreement, assuming the accuracy of the representations and warranties of the Company and the Company Securityholders contained herein or in the Investor Representation Letter and the receipt of a Investor Representation Letter from all Company Securityholders, will be duly issued, fully paid and non-assessable in accordance with the registration or qualification provisions of the Securities Act of 1933, as amended, and any applicable state securities laws, or pursuant to valid exemptions therefrom. The Employee RSUs to be issued pursuant to this Agreement when issued, be duly authorized, validly issued, fully paid and non-assessable.

3.4 Stockholder Notice. None of the information supplied or to be supplied by Acquirer for inclusion in the Stockholder Notice or any amendment or supplement thereto will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.5 No Prior Merger Sub Operations. Each of the Merger Subs was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

3.6 SEC Filings; Financial Statements.

(a) Acquirer has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) pursuant to section 13 or section 15(d) of the Exchange Act through the date of this Agreement (collectively, the “Acquirer SEC Reports”). As of the respective dates they were filed (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) the Acquirer SEC Reports complied in all material respects with the requirements of the Exchange Act, as the case may be, and (ii) none of the Acquirer SEC Reports contained any untrue statement of a material fact or, to the knowledge of Acquirer, omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in any Form 10-K or Form 10-Q filed by the Acquirer with the SEC was prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10 Q promulgated by the SEC) and each presented fairly, in all material respects, the consolidated financial position of Acquirer and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a Material Adverse Effect on Acquirer).

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of the Business; Notices. Except as expressly contemplated by this Agreement (or as consented to (which consent shall not be unreasonably withheld, delayed or conditioned) in writing by Acquirer (it is hereby agreed by Acquirer that following an email request for consent by the Company, consent via email from Acquirer’s General Counsel or Associate General Counsel to the Company shall be deemed written consent for purposes of this Section 4.1)), during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall:

(a) conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;

(b) (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s Products consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c) assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms; and

(d) maintain each of its leased premises in accordance with the terms of the applicable lease.

(e) promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

(f) promptly notify Acquirer of any notice or other communication from any Governmental Entity, which the Company has knowledge of, (i) relating to the Transactions; (ii) indicating that a Company Authorization is or about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to the Company or to the Company’s knowledge the Acquirer (following the Effective Time); and

(g) promptly after the Company becomes aware of such fact, notify Acquirer that the Company has knowledge of any inaccuracy in or breach of any representation, warranty or covenant of the Company herein; and

(h) to the extent not otherwise required by this Section 4.1, promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Article VI not to be satisfied.

4.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to (which consent shall not be unreasonably withheld, conditioned or delayed), in writing by Acquirer (it is hereby agreed by Acquirer that following an email request for consent by the Company, consent via email from Acquirer’s General Counsel or Associate General Counsel to the Company shall be deemed written consent for purposes of this Section 4.2)):

(a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws or equivalent organizational or governing documents other than an amendment to the Certificate of Incorporation to increase the authorized number of shares of Common Stock to accommodate the conversion of the Company Convertible Notes;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except (i) from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service or (ii) pursuant to rights of first refusal held by the Company in the event of a proposed transfer of shares of its Equity Interests;

(d) Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably like to (A) adversely affect the Company in any material respect (or, to the knowledge of the Company, the Acquirer or any of its Affiliates after the Merger), (B) impair the ability of the Company or the Stockholders’ Agent to perform their respective obligations under this Agreement or the Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells Company Products to current customers or to conduct the Business in the ordinary course of business;

(e) Issuance of Equity Interests. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than (i) the issuance of Company Capital Stock upon conversion of Company Convertible Notes, (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service and (iii) the repurchase of any Equity Interests pursuant to rights of first refusal held by the Company in the event of a proposed transfer of Equity Interests;

(f) Employees; Consultants; Independent Contractors. (i) Hire , or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company, (iii) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Board of Directors;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property (other than non-exclusive object code end-user licenses in connection with the sale of Company Products in the ordinary course of business consistent with past practice), or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);

(i) Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j) Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(k) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;

(l) Payment of Obligations. Other than upon conversion of the Company Convertible Notes, pay, discharge or satisfy (i) any Liability to any Person who is an officer or director of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction

Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $10,000 individually or $25,000 in the aggregate;

(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company;

(p) Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than as disclosed to Acquirer and are set forth on Schedule 4.2(p) of the Company Disclosure Letter);

(q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(q) of the Company Disclosure Letter);

(r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(t) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of Acquirer prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(u) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(w) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(x) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(y) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.12 of the Company Disclosure Letter;

(z) Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries; and

(aa) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied).

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Board Recommendation, Stockholder Approval and Stockholder Notice.

(a) The Board of Directors shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the transactions contemplated by this Agreement in connection with the First Merger and the approval of the First Merger, and neither the Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board of Directors that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the First Merger.

(b) The Company shall take all commercially reasonable action necessary in accordance with this Agreement, Delaware Law, California Law, the Certificate of Incorporation and the Bylaws to obtain the Requisite Stockholder Approval. The Company’s obligation to obtain the Requisite Stockholder Approval pursuant to this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of Directors of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement and the approval of the First Merger. The Company shall exercise commercially reasonable efforts to obtain Written Consents constituting the Company Stockholder Approval and to deliver such Written Consents to Acquirer within 24 hours of the date hereof. Upon obtaining the Company Stockholder Approval, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval to Acquirer.

(c) Promptly (and in any case within two business days) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of Delaware Law, together with a copy of Section 262 of Delaware Law, (iii) the notice contemplated by Chapter 13 of California Law and (iv) an information statement to the Company Stockholders in connection with solicitation of their signatures to a Written Consent and an Investor Representation Letter. The Stockholder Notice shall include (x) a statement to the effect that the Board of Directors had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the First Merger and (y) such other information as Acquirer and the Company may agree is required or advisable under the Securities Act, Delaware Law or California Law to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved (such approval not to be unreasonably withheld, delayed or conditioned) by Acquirer, and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under Delaware Law or California Law in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto. At the time it is sent and at all times subsequent thereto (through and including the Effective Time), the Stockholder Notice will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading; provided, however, that the Company will not be responsible for information about the Acquirer or the Merger Subs which is accurately stated from information provided by the Acquirer or its Affiliates (including counsel), in writing (including via email), for use in the Stockholder Notice.

(d) As promptly as practicable after the Agreement Date, Acquirer and the Company shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the Transactions, and the Company shall assist Acquirer as may be necessary to comply with such state securities or “blue sky” laws.

5.2 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the First Merger or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) The Company shall as soon as reasonably practicable (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall (subject to confidentiality obligations in effect as of March 24, 2014) describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. Subject to confidentiality restrictions in effect as of March 24, 2014, the Company shall keep Acquirer reasonably informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall (subject to confidentiality obligations in effect as of March 24, 2014) provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board of Directors) of any meeting of the Board of Directors at which the Board of Directors is reasonably expected to discuss any Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement, dated November 18, 2013 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates, except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of NYSE. The Stockholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholders’ Agent were a party thereto. With respect to the Stockholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Stockholders’ Agent after the Closing or relating to the period after the Closing.

(b) The Company shall not issue any press release or other public statement relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by Applicable Law (in which event a reasonably satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer may determine is reasonably appropriate.

5.4 Reasonable Efforts. Each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or reasonably desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

5.5 Third-Party Consents; Notices.

(a) The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract identified by Acquirer at least two (2) Business Days prior to Closing from those Contracts listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date).

(b) The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.

5.6 Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.

(b) Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c) No information obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

5.8 Spreadsheet. The Company shall prepare and deliver to Acquirer (in accordance with Section 5.13) a spreadsheet (the “Spreadsheet”) in the form provided by Acquirer prior to the Closing and reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (i) the names of all the Converting Holders and their respective addresses and, where available, taxpayer identification numbers, (ii) the number and type of shares of Company Capital Stock held by such Converting Holders and, in the case of certificated shares, the respective certificate numbers, (iii) the vesting status and schedule with respect to Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto), (iv) the calculation of Fully-Diluted Company Common Stock, Common Per Share Cash Consideration, Common Per Share Stock Consideration and the Acquirer Closing Stock Price, (v) the calculation of aggregate cash amounts and shares of Acquirer Common Stock payable and issuable, respectively, to each Converting Holder pursuant to Section 1.3(a) and the total amount of Taxes to be withheld therefrom (including, if applicable, the number of shares of Acquirer Common Stock to be withheld), (vi) the vesting schedule, if any, with respect to the shares of Acquirer Common Stock issuable to each such Converting Holder pursuant to Section 1.3(a), as set forth in the Equity Agreement or Benefits Amendment, as applicable, executed by such Converting Holder and (vii) the calculation of each Converting Holder’s Pro Rata Share of the Cash Escrow Amount and the Expense Fund Amount (expressed as a dollar amount and as a percentage).

5.9 Expenses; Company Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing. At the Closing, Acquirer shall repay or cause to be repaid all Company Debt.

5.10 Employees.

(a) With respect to any employee of the Company who receives an offer of employment from Acquirer or the Final Surviving Entity, the Company shall assist Acquirer with its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date. Notwithstanding anything to the contrary in the foregoing, with the exception of the Key Employees, none of Acquirer, the Merger Subs and the First Step Surviving Corporation or the Final Surviving Entity shall have any obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 5.10, the Company will consult with Acquirer (and will consider in good faith the reasonable advice of Acquirer) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing (or at such other time designated by Acquirer), the Company shall terminate the employment of each of those Company employees who have declined an offer of continued employment with Acquirer or the Final Surviving Entity prior to the Closing Date (collectively, the “Designated Employees”), and the Company shall require such Designated Employees to execute a Separation Agreement as a condition to the receipt of any severance paid by the Company.

(b) The Company shall ensure that there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock or Company Options under any circumstances other than as required to allow the conversion of the Company Convertible Notes into Company Common Stock.

(c) The Company shall use its commercially reasonable efforts to cause the delivery to Acquirer of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed (i) by each Person executing an Equity Agreement or Benefits Amendment, as applicable, at or prior to the 30th day following the Closing, and (ii) by each Person who acquired Unvested Company Shares after the Agreement Date (or prior to the Agreement Date to the extent not previously provided by the Company), at or prior to the Closing.

(d) The Company shall obtain and deliver to Acquirer, at or prior to the Closing, a Benefits Amendment, executed by the Company and each Person (other than the Key Employees and the Persons listed on Schedule G who have already executed such Benefits Amendment) who might otherwise have, receive or have the right or entitlement to receive any accelerated vesting of any Unvested Company Shares in excess of 25% of such Person’s Company Common Stock in connection with the Merger and/or the termination of employment or service with the Company, the Final Surviving Entity or Acquirer following the Effective Time, pursuant to which each such Person shall agree to waive any and all right or entitlement to the accelerated vesting payments and benefits referred to in this Section 5.10(d), in connection with the Merger and any change in employment or service position with Acquirer or the Final Surviving Entity following the Effective Time.

(e) Except with respect to any defined benefit plan, and except where doing so would (A) violate the terms of any benefit plan maintained by the Acquirer, (B) result in a duplication of benefits, or (C) violate Applicable Law, the Acquirer shall use commercially reasonable efforts to cause each Continuing Employee to be given full credit for his or her period of continuous service with the Company prior to the Effective Time for purposes of eligibility to participate, vesting and benefit accrual in Acquirer’s health, welfare and other benefit programs, and for determining the accrual rate of benefits, including the vacation or paid-time off accrual rate.

(f) This Section 5.10 is not intended to confer upon any other person other than the parties to this Agreement any rights or remedies hereunder nor does this Section 5.10 alter the at-will nature of the employment of any Employee of the Company.

5.11 Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including any Company Employee Plans intended to include a Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such 401(k) plans shall not be terminated). Unless Acquirer provides such written notice to the Company, the Company shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors. The form and substance of such resolutions shall be subject to review and reasonable approval by Acquirer. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require. In the event that termination of the Company’s 401(k) plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.

5.12 Acquirer Restricted Stock or RSUs. Following the Closing Date, in accordance with Acquirer’s standard equity award policies, the Continuing Employees (other than Brad Flora) will be awarded, in the aggregate, shares of Acquirer Restricted Stock or RSUs (the “Employee RSUs”) having an aggregate value of $2.7 million by the compensation committee of Acquirer’s board of directors, which Employee RSUs shall be allocated as set forth on Schedule 5.12. The Employee RSUs will be subject to all of the terms and conditions set forth in Acquirer’s 2013 Equity Incentive Plan and in a restricted stock unit agreement to be entered into between the recipients of such Employee RSUs and Acquirer, a form of which based on the Acquirer’s standard and customary terms, setting forth vesting terms that are in accordance with Acquirer’s standard policies; provided, that, (i) 50% of a Continuing Employee’s Employee RSUs shall vest on the one-year anniversary of the grant date and the remainder of a Continuing Employee’s Employee RSUs shall vest on the two-year anniversary of the grant date (which is currently expected to be June 9, 2014), subject, in each case, to the applicable Continuing Employee’s continued employment with Acquirer or one of its Subsidiaries; and (ii) the vesting of a Continuing Employee’s Employee RSUs shall accelerate in full if the applicable Continuing Employee’s employment with Acquirer or one of its Subsidiaries is terminated without “cause” or by the Continuing Employee for “good reason”, in each case as such terms are defined in the change of control arrangements currently in place with the Acquirer’s executive officers. Acquirer will consult in good faith with Brad Flora and Jordan Buller on the allocation of the Employee RSUs. The shares of Acquirer Common Stock issuable upon settlement of the Employee RSUs have previously been registered with the SEC on Form S-8 and the Acquirer shall exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Employee RSUs remain outstanding and will reserve a sufficient number of shares of Acquirer Common Stock for issuance upon settlement thereof.

5.13 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than two Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than two Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate and the Spreadsheet delivered not later than two Business Days prior to the Closing Date, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.13. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet.

5.14 Tax Matters.

(a) Each of Acquirer, the Stockholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, the Stockholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b) Acquirer, the Merger Subs, the Company and the Company Securityholders shall use their reasonable efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Acquirer, the Merger Subs, and the Company has taken or, after the Merger, will take any action not expressly required or permitted by this Agreement that is reasonably likely to result in the Merger failing to qualify as a “reorganization.” Each of Parent, Acquirer, the Merger Subs, the Company and the Company Securityholders will report and treat the First Merger and the Second Merger as integrated steps in a single “reorganization” within the meaning of Section 368(a) of the Code and shall not take any position inconsistent with the foregoing treatment in any audit or other proceeding except to the extent required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state or local Law).

(c) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code, and the parties hereby adopt the Agreement as such.

(d) Acquirer shall prepare and file or cause to be prepared and filed all Tax Returns of the Company for any Pre-Closing Tax Period that are filed after the Closing Date and, subject to the indemnification obligations hereunder, shall pay or cause to be paid all Taxes due with respect to such Tax Returns. To the extent a Tax Return will result in a negative impact to the Converting Holders, Acquirer shall provide the Stockholders’ Agent copies of all such federal income Tax Returns and all other such material Tax Returns at least 20 days prior to their filing, shall permit the Stockholders’ Agent to review and comment on each such Tax Return prior to filing and shall consider in good faith all reasonable comments made by the Stockholders’ Agent in writing.

(e) Acquirer shall promptly notify the Stockholders’ Agent upon receipt by Acquirer or any Affiliate of Acquirer (including the Company after the Closing Date) of written notice of any Legal Proceeding with respect to Taxes of the Company for any Pre-Closing Tax Period. Following the Closing, Acquirer shall control the conduct of any such Legal Proceeding with respect to Taxes. To the extent a Legal Proceeding relates to a Pre-Closing Tax Period, Acquirer shall notify and consult with the Stockholders’ Agent and shall consider in good faith all reasonable comments made by the Stockholders’ Agent in writing.

(f) The Company shall cause each Company Securityholder to further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

5.15 280G Stockholder Approval. Promptly following the execution of this Agreement, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.15.

5.16 S-3 Filing.

(a) As promptly as reasonably practicable following the Effective Time but in any event no later than 10 Business Days after the Closing, Acquirer will file (at its sole expense) with the SEC and have declared effective a shelf registration statement on Form S-3 as provided in General Instruction I.D. to Form S-3 (the “Resale Registration Statement”) for the registration of the resale of the Stock Consideration; provided, however, Acquirer shall only have an obligation to file a Form S-3 on behalf of such Converting Holders who deliver a Converting Holder Questionnaire no later than three days following the Closing Date. Acquirer will use commercially reasonable efforts to keep the Resale Registration Statement effective until the earlier of (i) the sale pursuant to the Resale Registration Statement of all of the shares of the Stock Consideration, and (ii) 30 months following the Closing Date. Acquirer shall notify the holders of the Acquirer Common Stock and the Stockholders’ Agent, promptly after it shall receive notice thereof, of the date and time the Resale Registration Statement and each post-effective amendment to such Resale Registration Statement becomes effective or a supplement to any prospectus forming a part of such Resale Registration Statement has been filed; and Acquirer shall take all commercially reasonable efforts to cause its transfer agent within three (3) Business Days after delivery of a customary written request by a holder of the Acquirer Common Stock or its broker (provided such request is accompanied by customary supporting representation letters and similar materials, including such materials customarily required for delivery of an opinion of Acquirer counsel) upon the sale by such holder of the Acquirer Common Stock of any shares of Acquirer Common Stock that are sold pursuant to the effective Resale Registration Statement to remove the book entry restrictions containing the substance of the legends described in Section 1.4(a)(iv) hereof with respect to such shares, if applicable (including without limitation taking commercially reasonable efforts to cause its counsel to issue customary opinions upon receipt of customary supporting materials from the applicable holder of the Acquirer Common Stock and its broker), and otherwise facilitate the movement of such shares from restricted to unrestricted accounts at the request of any holder of the Acquirer Common Stock upon such sale, and use commercially reasonable efforts to promptly respond to any reasonable broker’s inquiries in connection therewith made of Acquirer and to take such other reasonable and customary steps in connection therewith (such as using all reasonable efforts to cause its transfer agent to be reasonably available for conference calls and otherwise coordinate directly with brokers) as are within Acquirer’s control in connection with such sales, in each case with a view to reasonably assisting the holders of the Acquirer Common Stock to complete such sale during such period of effectiveness. The Resale Registration Statement shall include in the Plan of Distribution, or other similar section, a description of the potential manner of resales of the Stock Consideration as is requested by the holders of the Stock

Consideration and is not inconsistent with the requirements of Form S-3. Holders of the Stock Consideration shall not use the Resale Registration Statement to resell Stock Consideration except in accordance with the Resale Registration Statement and the Lock-up Agreement set forth in Section 1.4(c). Each Holder of the Stock Consideration agrees not to sell any Stock Consideration pursuant to the Resale Registration Statement without delivering, or causing to be delivered, a prospectus included therein to the purchaser thereof pursuant to the prospectus delivery requirements of the Securities Act. Acquirer shall have the right to suspend, and the holders of Stock Consideration shall suspend, the use of the Resale Registration Statement for resales of Stock Consideration upon prior written notice from Parent to the Stockholders’ Agent, for a reasonable period of time not to exceed 30 consecutive days if the chief executive officer or chief executive officer of Acquirer determines in his or her good faith judgment that it would be materially detrimental to Acquirer or its securityholders not to suspend the use by the holders of Stock Consideration of the Resale Registration Statement by reason of: (i) the Acquirer being in possession of material non-public information, so long as the chief executive officer or chief executive officer of the Company determines in good faith that the disclosure of such information during the period specified in such notice would be required to be disclosed and that such disclosure would be detrimental to the Parent or its securityholders; and (ii) a contemplated financing, acquisition, disposition, corporate reorganization, merger, or other similar transaction or other material event or circumstance affecting the Parent or its securities (instances in clauses (i) or (ii) being an “Adverse Disclosure”). Notwithstanding anything to the contrary contained herein, Acquirer may not suspend the use of the Resale Registration Statement more than twice in any twelve (12)-month period and Acquirer agrees to end its suspension of use of the Resale Registration Statement as provided in this Section reasonably promptly after the termination of any events or circumstances giving rise to such Adverse Disclosure. Acquirer shall promptly notify (i) prior to Closing, the Company, or (ii) after Closing until such time as Acquirer is no longer required to maintain the effectiveness of the Resale Registration Statement, the Stockholders’ Agent, if in either case it becomes aware of any Adverse Disclosure.

(b) Acquirer shall indemnify and hold harmless each holder of the Acquirer Common Stock whose shares of Acquirer Common Stock are included in the Resale Registration Statement, each of its officers, directors and partners and each person controlling such holder of the Acquirer Common Stock within the meaning of Section 15 of the Securities Act, from and against any Damages to which such holder of the Acquirer Common Stock, or any such officer, director, partner or controlling person may become subject (under the Securities Act or otherwise) insofar as such Damages arise out of, or are based upon, any untrue statement of a material fact contained in the Resale Registration Statement or any omission to state therein a fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and Acquirer will reimburse each such holder of the Acquirer Common Stock and each of its officers, directors and partners and each person controlling such holder of the Acquirer Common Stock, as the case may be, for any reasonable legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such Damages; provided, however, that Acquirer will not be liable in any such case to the extent that any such Damages arises out of or is based upon any untrue statement or omission, made in reliance upon and in conformity with written information furnished to Acquirer by or on behalf of such holder of the Acquirer Common Stock specifically for use in the preparation of the S-3 Registration Statement. For purposes of the foregoing indemnity obligations, “Damages” means any loss, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Resale Registration Statement of Acquirer, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

5.17 NYSE Listing. Prior to the Closing, Acquirer shall file a Supplemental Listing Application (or such other form as may be required by NYSE) with NYSE with respect to the shares of Acquirer Common Stock to be issued in the Merger and those required to be reserved for issuance in connection with the Merger and shall use reasonable best efforts to cause such shares to be approved for listing before the Closing Date.

5.18 Indemnification of Company Directors and Officers. If the Merger is consummated, then until the sixth anniversary of the Effective Time, Acquirer will cause the Final Surviving Entity to fulfill and honor the obligations of the Company to the individuals who are or were directors and officers as of or prior to the Effective Time (the “Company Indemnified Parties”) pursuant to any indemnification provisions under the Company’s certificate of incorporation or bylaws as in effect on the Agreement Date and pursuant to any indemnification agreements between the Company and such Company Indemnified Parties existing as of the Agreement Date, which agreements are set forth in Schedule 5.18 of the Company Disclosure Letter, with respect to claims arising out of, resulting from or in connection with matters occurring at or prior to the Effective Time (subject to Applicable Law). However, the foregoing covenants under this Section 5.18 shall not apply to any claim based on a claim for indemnification made by an Indemnified Person pursuant to Article VIII. The provisions of this Section 5.18 are intended to be for the benefit of, and shall be enforceable by, the Company Indemnified Parties.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

(c) Governmental Approvals. Acquirer, the Merger Subs and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of Acquirer, Merger Sub 1 and Merger Sub II herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer, Merger Sub I and Merger Sub II shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer, Merger Sub I and Merger Sub II, as applicable, at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

6.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and the Merger Subs to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and the Merger Subs and may be waived by Acquirer (on behalf of itself and/or the Merger Subs) in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of the Company herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other Transactions, shall be pending or threatened.

(d) No Legal Proceedings. No Governmental Entity shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the First Step Surviving Corporation or the Final Surviving Entity.

(e) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.

(f) No Outstanding Securities. Other than shares of Company Capital Stock, as of the Effective Time no Person shall have any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the

Company or a Company Securityholder is a party or by which it or its assets is bound, obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.

(g) Service Providers.

(i) (A) Each Key Employee shall have signed an Offer Letter, an Invention Assignment Agreement, a Non-Competition Agreement, and either a Benefits Amendment or an Equity Agreement, as applicable, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements , (B) each Offer Letter, Benefits Amendment and Equity Agreement, executed by a Continuing Employee shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements and (C) the employment of each of the Designated Employees shall have been terminated effective no later than immediately prior to the Closing and such Designated Employees shall have executed a release of claims in a form reasonably satisfactory to Acquirer as a condition to the receipt of any severance paid by the Company.

(ii) No fewer than 70%, excluding the Key Employee(s), of the employees of the Company who have received offers of employment (providing for an annual base salary greater than or equal to each such employee’s current Company base salary) from Acquirer or the Final Surviving Entity shall have remained continuously employed with the Company from the Agreement Date through the Closing and shall become Continuing Employees pursuant to the execution of an Offer Letter, Benefits Amendment, Invention Assignment Agreement and related documents, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.

(iii) (A) A contractor agreement shall have been duly executed by each Specified Contractor and each such contractor agreement shall be in full force and effect and (B) the Company shall have provided to Acquirer evidence reasonably satisfactory to Acquirer of the termination of service with the Company of each independent contractor, consultant and/or advisory board member of the Company other than the Specified Contractors effective no later than immediately prior to the Closing.

(h) Requisite Stockholder Approval. This Agreement shall have been duly and validly adopted and the Merger shall have been duly and validly approved under Delaware Law, California Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval, by holders of outstanding Company Capital Stock representing at least 88% of all shares of Company Capital Stock outstanding as of immediately prior to the Closing and at least 88% of the voting power of all shares of Company Capital Stock outstanding as of immediately prior to the Closing (collectively, the “Requisite Stockholder Approval”).

(i) Section 280G Approval. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.15.

ARTICLE VII

TERMINATION

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a) by mutual written consent duly authorized by Acquirer and the Board of Directors;

(b) by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred within 60 days following the Agreement Date or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company, if (i) the Company shall have breached any representation, warranty, covenant, agreement or obligation contained herein and such breach shall not have been cured within ten Business Days after receipt by the Company of written notice of such breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot reasonably be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company, (iii) the Company shall have breached Section 5.1 or Section 5.2 or (iv) the Company Stockholder Approval is not obtained or the Stockholder Agreement is not executed by each of the Consenting Stockholders within twenty-four hours following the execution of this Agreement; or

(e) by the Company, by written notice to Acquirer, if Acquirer shall have breached any representation, warranty, covenant, agreement or obligation contained herein and such breach shall not have been cured within ten Business Days after receipt by Acquirer of written notice of such breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot reasonably be cured).

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, the Merger Subs, the Company or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any willful breach of such party’s representations, warranties, covenants, agreements or obligations contained herein.

ARTICLE VIII

ESCROW FUND AND INDEMNIFICATION

8.1 Escrow Fund.

(a) At the Effective Time, Acquirer shall withhold the Cash Escrow Amount from the Merger Consideration payable pursuant to Section 1.3(a) and shall deposit the Cash Escrow Amount with Wells Fargo Bank, N.A. (or another institution selected by Acquirer and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”) (the aggregate amount of cash so held by the Escrow Agent from time to time, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the escrow agreement (the “Escrow Agreement”) in the form attached hereto as Exhibit M with such changes as Acquirer and the Stockholders’ Agent may agree in writing. The Escrow Fund shall constitute security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under this Article VIII. The Escrow Agent shall hold the Escrow Fund until 11:59 p.m. Pacific time on the date that is 12 months after the Effective Time (the “Escrow Release Date”). The Converting Holders shall not receive interest or other earnings on the cash in the Escrow Fund. The parties further agree that all income received with respect to the Cash Escrow Amount will be reported as allocated to Acquirer until the distribution of the Cash Escrow Amount (or portions thereof) is determined and thereafter to Acquirer and the Converting Holders in accordance with their respective interests in the Cash Escrow Amount. Any portion of any payments or distributions to the Converting Holders that is treated as interest under Section 483 of Code or otherwise shall be treated as portfolio interest under Section 871(h) of the Code. The parties further agree that immediately following the Effective Time, the Cash Consideration deposited in the Escrow Fund will initially be Unvested Cash to the maximum extent possible, provided, however, that the Unvested Cash deposited in the Escrow Fund shall vest prior to vesting of any Unvested Cash that is not deposited in the Escrow Fund. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Converting Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Converting Holder, in each case prior to the distribution of the Escrow Fund to any Converting Holder in accordance with Section 8.1(b), except that each Converting Holder shall be entitled to assign such Converting Holder’s rights to such Converting Holder’s Pro Rata Share of the Escrow Fund by will, by the laws of intestacy or by other operation of law.

(b) Within three Business Days following the Escrow Release Date, the Escrow Agent will distribute to each Converting Holder such Converting Holder’s Pro Rata Share of the remaining Escrow Fund less that portion of the Escrow Fund that is necessary to satisfy all pending but unresolved claims for indemnification specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date in accordance with this Article VIII. Any portion of the Escrow Fund held by the Escrow Agent following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed by the Escrow Agent to the Converting Holders within three Business Days following resolution of such claims and in accordance with each such Converting Holder’s Pro Rata Share of such portion of the Escrow Fund.

8.2 Indemnification.

(a) Subject to the limitations set forth in this Article VIII, from and after the Closing, each Converting Holder shall severally, but not jointly, in accordance with such Converting Holder’s Pro Rata Share, indemnify and hold harmless Acquirer, the Merger Subs and the Company and their respective officers, directors and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from any and all losses, liabilities, damages (including consequential, special and punitive damages specifically awarded to third parties), fees, Taxes, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel (other than costs related to an in-house counsel), experts and other professionals, directly or indirectly incurred by an Indemnified Person, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i) the breach of any representation or warranty made by the Company herein or in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter) (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates), or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii) the breach of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet and the Company Closing Financial Certificate) delivered to Acquirer pursuant to this Agreement as of the date such certificate is delivered to Acquirer;

(iii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company in this Agreement;

(iv) any inaccuracies in the Spreadsheet or the Company Closing Financial Certificate (including any failure to include any Pre-Closing Taxes and Taxes described in Section 1.7);

(v) any payments or issuances made with respect to Dissenting Shares to the extent that such payments or issuances, in the aggregate, exceed the value of the consideration that otherwise would have been payable or issuable (based on the Acquirer Closing Stock Price) pursuant to Section 1.3(a) upon the exchange of such Dissenting Shares;

(vi) any claims by (A) any alleged or then-current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Merger Consideration, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or the Employee RSUs contemplated herein or (C) any Person with respect to any Company Equity Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests of the Company; and

(vii) all Pre-Closing Taxes, Taxes described in Section 1.7 and any other Liabilities of the Company for Taxes as of the Closing (including, for clarity, excess parachute payments within the meaning of Section 280G of the Code, payroll taxes or other Taxes arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, but excluding payments for compensation for services after the Closing or to the extent resulting from an amendment of any of the Company’s Tax Returns unless such amendment is the result of a breach or inaccuracy of the representations contained in Section 2.10 (Taxes)), whether or not such Liabilities for Taxes would be then due and payable;

(viii) any fraud, intentional misrepresentation or willful breach by or on behalf of the Company;

(ix) (A) the breach of any representation or warranty made by a Converting Holder in the Investor Representation Letter (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or the date of such Investor Representation Letter, as applicable, or (II) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates) or (B) any fraud, intentional misrepresentation or willful breach by or on behalf of any Converting Holder (the indemnification obligations under this clause (ix) being referred to as the “Converting Holder Indemnifications”); and

(x) the matters set forth on Section 8.2(a)(x) of the Company Disclosure Schedule.

(b) Indemnifiable Damages shall be reduced by the dollar amount of actual recoveries under existing insurance policies (including risk sharing pools and similar arrangements) net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums; provided, however, that Acquirer shall have no obligation to make any claims under any insurance policies (including risk sharing pools and similar arrangements).

(c) Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether a breach of or default in connection with such representation, warranty, covenant, agreement or obligation (or failure of any representation or warranty to be true and correct) exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such breach, default or failure to be true and correct.

8.3 Indemnifiable Damage Threshold; Other Limitations.

(a) Notwithstanding anything to the contrary contained herein, the Indemnified Persons shall not be entitled to indemnification hereunder (other than claims directly arising out of, resulting from or in connection with the breach of any of the Special Representations or with respect to claims pursuant to clauses (iii) - (ix) of Section 8.2(a); provided, however, that for claims pursuant to clause (iii) of Section 8.2(a) for breaches of Sections 4.1(g) or 4.1(h) for failure to notify Acquirer of breaches of representations and warranties, only the failure to notify Acquirer of breaches of Special Representations shall be deemed to satisfy the foregoing) until the aggregate amount of Indemnifiable Damages hereunder is greater than $100,000 (the “Basket”); provided, that if and when the aggregate amount of Indemnifiable Damages exceeds the Basket, the Indemnified Persons may make claims for indemnification and may receive cash from the Escrow Fund for all Indemnifiable Damages (including the amount of the Basket), subject to the other limitations set forth in this Article VIII.

(b) If the Merger is consummated, recovery from the Escrow Fund shall constitute the sole and exclusive remedy for the indemnity obligations of each Converting Holder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies), except (i) in the case of fraud, intentional misrepresentation or willful breach of a covenant perpetrated by or on behalf of the Company (prior to the Closing) or such Converting Holder, (ii) any breach of any of the representations and warranties (A) of the Company contained in Section 2.2 (Capital Structure); Section 2.3(a), Section 2.3(b) (other than Section 2.3(b)(ii)(B)) and Section 2.3(d) (Authority; Non-contravention); and Section 2.10 (Taxes), (B) of the Company contained in any certificate delivered to Acquirer pursuant to this Agreement that relate to foregoing Section 8.3(b)(i)(A) (C) of any Person that delivered an Investor Representation Letter in such Investor Representation Letter (collectively, the “Special Representations”) (iii) the breach of any representation or warranty made by such Converting Holder in the Investor Representation Letter or (iv) claims pursuant to clauses (iii) – (ix) of Section 8.2(a); provided, however, that for claims pursuant to clause (iii) of Section 8.2(a) for breaches of Sections 4.1(g) or 4.1(h) for failure to notify Acquirer of breaches of representations and warranties, only the failure to notify Acquirer of breaches of Special Representations shall be deemed to satisfy the foregoing) (collectively clauses (i) – (iv) being “Fundamental Claims”). Other than in the case of Fundamental Claims, the total liability of any Converting Holder for the indemnification obligations of such Converting Holder pursuant to this Article VIII shall be limited in the aggregate to such Converting Holder’s Pro Rata Portion of the Escrow Fund, less such Converting Holder’s Pro Rata Portion of any portion of the Escrow Fund previously paid to the Indemnified Person in satisfaction of Indemnifiable Claims under this Article VIII.

(c) To the extent that there are Indemnifiable Damages for Fundamental Claims in excess of the then remaining Escrow Fund, subject to the other terms and conditions hereof, the Indemnified Persons may recover from each Converting Holder such Converting Holder’s Pro Rata Share of the amount of any such excess Indemnifiable Damages; provided¸ however, notwithstanding anything to the contrary contained herein, in no event shall a Converting Holder have any indemnification obligations in excess of the value determined by adding (i) the Cash Consideration actually received by such Converting Holder to (ii) the product of (a) the aggregate number of shares of Acquirer Common Stock issuable to such Converting Holder pursuant to Section 1.3(a) (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change with respect to Acquirer Common Stock occurring after the Effective Time) by (b) the then-applicable Acquirer Indemnity Stock Price.

(d) Notwithstanding anything to the contrary contained herein, (i) no Converting Holder shall have any right of indemnification, contribution or right of advancement from Acquirer, the First Step Surviving Corporation, the Final Surviving Entity or any other Indemnified Person with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company, First Step Surviving Corporation or the Final Surviving Entity with respect to any indemnification of an Indemnified Person by reason of any of the matters set forth in Section 8.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (x) any investigation or disclosure made by or on behalf of any Indemnified Person prior to the Effective Time regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII, (iv) an Indemnified Person shall not be entitled to double recovery for any Indemnifiable Damages even though such Indemnifiable Damages may have resulted from the breach of one or more representations, warranties or covenants in this Agreement, and (v) no Converting Holder shall be liable for the breach of any covenant of another Converting Holder (including any indemnification obligations as a result of the Converting Holder Indemnifications of another Converting Holder) or any fraud, intentional misrepresentation or willful breach of a covenant by or on behalf of any Person other than the Company (prior to Closing) or such Converting Holder.

(e) In connection with Acquirer’s investigation of the Company, the Company has made available certain projections and other forecasts for the Company. Acquirer acknowledges that there are uncertainties inherent in attempting to make such projections and forecasts, that Acquirer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so made available to it, and that Acquirer will not assert any claim against the Company, the Converting Holders or any of their respective directors, officers, employees, agents, stockholders, affiliates, consultants, counsel, accountants or representatives where the measure of damages is based upon such estimates, projections, forecasts, plans and budgets.

(f) Each limitation set forth herein may be read and construed together, and is not exclusive of any other limitation set forth herein.

8.4 Period for Claims. Except as otherwise set forth in this Section 8.4, the period (the “Claims Period”) during which claims for Indemnifiable Damages may be made (i) against the Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and, (ii) of Section 8.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the Escrow Release Date and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Fundamental Claims, shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the day that is 30 days following the expiration of the applicable statute of limitations. Notwithstanding anything to the contrary contained herein, such portion of the Escrow Fund at the Escrow Release Date as is necessary to satisfy any pending but unresolved claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date in accordance with this Article VIII shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. The availability of the Escrow Fund to indemnify the Indemnified Persons will be determined without regard to any right to indemnification that any Converting Holder may have in his, her or its capacity as an officer, director, employee or agent of the Company and no such Converting Holder will be entitled to any indemnification from the Company, the First Step Surviving Corporation or the Final Surviving Entity for amounts paid for indemnification under this Article VIII.

8.5 Claims.

(a) From time to time during the Claims Period, Acquirer may deliver to the Stockholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i) stating that an Indemnified Person has incurred, paid, reserved or accrued in accordance with GAAP, or reasonably believes in good faith that it expects to incur, pay, reserve or accrue in accordance with GAAP, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may reasonably raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued in accordance with GAAP, may be the maximum amount reasonably believed by Acquirer in good faith to be incurred, paid, reserved or accrued in accordance with GAAP); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claim Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Converting Holders are materially prejudiced thereby.

8.6 Resolution of Objections to Claims.

(a) If the Stockholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then Acquirer shall, subject to the conditions and limitations contained herein, reclaim an amount of cash from the Escrow Fund and, solely with respect to a Fundamental Claim following such time that the Escrow Fund is depleted in full, be entitled to indemnification from the Converting Holders in amount equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b) If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30-day period set forth in Section 8.6(a), Acquirer and the Stockholders’ Agent shall attempt in good faith for 60 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Stockholders’ Agent. Acquirer shall be entitled to conclusively rely on any such memorandum and Acquirer shall reclaim an amount of cash from the Escrow Fund and, solely with respect to a Fundamental Claim following such time that the Escrow Fund is depleted in full, be entitled to indemnification from the Converting Holders in accordance with the terms of such memorandum.

(c) If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 8.6(b), but in any event upon the expiration of such 60-day period, either Acquirer or the Stockholders’ Agent may bring suit in the courts of the State of California and the Federal courts of the United States of America, in each case, located within the Northern District of the State of California to determine whether the Indemnified Person is entitled to indemnification pursuant to this Article VIII with respect to the matters described in the Officer’s Certificate and the amount which constitutes Indemnifiable Damages under this Article VIII for which recovery may be made.

(d) For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the non-prevailing party unless a court in a final non-appealable judgment awards Acquirer more than one-half of the amount in dispute, in which case the Converting Holders shall be deemed to be the non-prevailing party. The non-prevailing party to a suit shall pay its own expenses and the expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

(e) In the event that Indemnifiable Damages are owed by a Converting Holder, subject to the terms and conditions hereof, in excess of such Converting Holder’s Pro Rata Portion of the then remaining Escrow Fund, such Converting Holder shall have the option in its sole discretion of having Acquirer cancel a number of shares of Acquirer Common Stock held by such Converting Holder to satisfy all or part of such excess obligation and paying the remaining amount, if any, in cash; provided that the per share value of any shares of Acquirer Common Stock cancelled to satisfy any claims in a Claim Certificate under this Article VIII shall be the Acquirer Indemnity Stock Price.

8.7 Stockholders’ Agent.

(a) At the Closing, Fortis Advisors LLC shall be constituted and appointed as the Stockholders’ Agent and Purchaser Representative. The Stockholders’ Agent shall be the exclusive agent for and on behalf of the Converting Holders to in its capacity as Stockholders’ Agent and Purchaser Representative: (i) execute, as the Stockholders’ Agent and Purchaser Representative, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash from the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders (other than with respect to the payment and issuance of the Merger Consideration less the Cash Escrow Amount) in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer, the Merger Subs and their respective Affiliates (including after the Effective Time, the First Step Surviving Corporation and, after the Second Effective Time, the Final Surviving Entity) shall be entitled to rely on the appointment of Fortis Advisors LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Section 8.7. The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article VIII, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. By voting in favor of the adoption of this Agreement and the consummation of the Merger, executing and delivering any consent or agreement in connection therewith or participating in the Merger and receiving the benefits thereof, each Converting Holder (1) agrees that all actions taken by the Stockholders’ Agent under this Agreement or the Escrow Agreement shall be binding upon such Converting Holder and such Converting Holder’s successors as if expressly confirmed and ratified in writing by such Converting Holder, and (2) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Stockholders’ Agent taken in good faith under this Agreement or the Escrow Agreement. The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Stockholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Escrow Fund upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Stockholders’ Agent. The immunities and rights to indemnification granted in this Section 8.7 shall survive the resignation or removal of Stockholders’ Agent or any member of the Advisory Group (as defined below) and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(b) Certain Converting Holders have entered into a letter agreement with the Stockholders’ Agent to provide direction to the Stockholders’ Agent in connection with the performance of its services under this Agreement and the Escrow Agreement (such Converting Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholders’ Agent (including in its capacity as Purchaser Representative and together with its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the “Stockholders’ Agent Group”), shall be liable to any Converting Holder for any act done or omitted hereunder as the Stockholders’ Agent Group while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Acquirer and Merger Subs (including after the Effective Time, the First Step Surviving Corporation and, after the Second Effective Time, the Final Surviving Entity), and their respective Affiliates shall not be liable to any Converting Holder for any act done or omitted hereunder by the Stockholders’ Agent. The Converting Holders shall severally but not jointly indemnify the Stockholders’ Agent Group and hold it harmless against any loss, claim, damage, Liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Agent Group and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, including all reasonable out-of-pocket costs and expenses, legal fees and other legal costs reasonably incurred by the Stockholders’ Agent, fees and costs of other skilled professionals, and in connection with seeking recovery from insurers, judgments, fines, amounts paid in settlement and Stockholders’ Agent fees (collectively, the “Agent Expenses”). The Converting Holders acknowledge that the Stockholders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

(c) Upon the Closing, Acquirer shall wire to the Stockholders’ Agent $75,000 (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Stockholders’ Agent as agent and for the benefit of the Converting Holders in a segregated client account and shall be used for the purposes of paying directly, or reimbursing the Stockholders’ Agent for, any Agent Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Stockholders’ Agent letter agreement (the “Expense Fund”). The Stockholders’ Agent will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Stockholders’ Agent is not providing any investment supervision, recommendations or advice. The Stockholders’ Agent shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder. The Converting Holders shall be treated as the owners of the Expense Fund for Tax purposes. As soon as reasonably determined by Stockholders’ Agent that the Expense Fund is no longer required to be withheld, the Stockholders’ Agent shall distribute the remaining Expense Fund (if any) to the Escrow Agent (or directly to the Paying Agent if so instructed) for further distribution to the Converting Holders. The Agent Expenses may be recovered first, from the Expense Fund, second, from the portion of the Escrow Fund otherwise distributable to the Converting Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and third, directly from the Converting Holders. Any such recovery will be made from the Converting Holders according to their respective Pro Rata Shares of such Agent Expenses.

(d) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder. Acquirer, the Merger Subs, the First Step Surviving Corporation, the Final Surviving Entity and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent. The powers, immunities and rights to indemnification granted to the Stockholders’ Agent and the Advisory Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Converting Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Converting Holder of the whole or any fraction of his, her or its interest in the Escrow Fund. The Stockholders’ Agent shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Converting Holder or other party.

8.8 Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 8.2 regardless of whether it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter listed in Section 8.2). The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Stockholders’ Agent of Acquirer’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. However, Acquirer shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Acquirer in its sole discretion, the Stockholders’ Agent and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). In the event that the Stockholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 20 days after a written request therefor by Acquirer), or if the Stockholders’ Agent shall have been determined to have unreasonably withheld, conditioned or delayed its consent to the amount of any such settlement or resolution, neither the Stockholders’ Agent nor any Converting Holder shall have any power or authority to object under this Article VIII to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution.

8.9 Treatment of Indemnification Payments. Acquirer, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article VIII as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

8.10 Sole and Exclusive Remedy. This Article VIII shall constitute the sole and exclusive remedy after the Closing for recovery of Indemnifiable Damages by the Indemnified Parties. All applicable statutes of limitations or other claims periods with respect to claims for such Indemnifiable Damages shall be shortened to the applicable claims periods and survival periods expressly set forth herein, and the Indemnified Parties irrevocably waive any and all rights they may have to make claims against the Converting Holders under statutory and common law as a result of any Indemnifiable Damages and any and all other damages incurred by the Indemnified Parties with respect to this Agreement or the agreements contemplated hereby, whether or not in excess of the maximum amounts permitted to be recovered pursuant to this Article VIII.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. If the First Merger is consummated, the representations and warranties of the Company contained herein, in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter), and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 12 months following the Closing Date; provided that the Special Representations will remain operative and in full force and effect, until the expiration of the applicable statute of limitations (if later than the expiration of 12 months following the Closing Date) for claims against the Converting Holders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy or breach of such representations or warranties; provided, further, that no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date shall be affected by the expiration of such representations and warranties; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any fraud, intentional misrepresentation or willful breach by or on behalf of the Company until the expiration of the applicable statute of limitations. If the First Merger is consummated, the representations and warranties of Acquirer contained herein and in the other certificates contemplated by this Agreement shall expire and be of no further force or effect as of the date that is 12 months following the Closing. If the First Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

9.2 Notices. Unless otherwise set forth herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Acquirer, Merger Sub I or Merger Sub II, to:

Marin Software Incorporated

123 Mission Street

25th Floor

San Francisco, CA 94105

Attention: General Counsel

Facsimile No.: (415) 512-7525

Telephone No.: (415) 399-2580

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

Attention: Sam Angus and Kee Kim

Facsimile No.: (415) 875-2300

Telephone No.: (650) 988-8500

(ii)	if to the Company, to:

NowSpots, Inc.

950 Harrison St., Unit #107

San Francisco, CA 94107

Attention: Brad Flora

Telephone No.: (269) 861-5280

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

850 Winter Street

Waltham, MA 02451

Attention: Timothy Ehrlich and Keith Scherer

Facsimile No.: (781) 622-1622

Telephone No.: (781) 890-8800

(iii)	If to the Stockholders’ Agent, to:

Fortis Advisors

Attention: Notice Department

Facsimile No.: (858) 408-1843

E-mail: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

850 Winter Street Waltham, MA 02451

Attention: Timothy Ehrlich and Keith Scherer

Facsimile No.: (781) 622-1622

Telephone No.: (781) 890-8800

Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

9.3 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided or has been uploaded in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement and (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

9.4 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

9.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Converting Holders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (III) with respect to Acquirer, Merger Sub I and/or Merger Sub II, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.7 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit the Indemnified Persons).

9.8 Assignment. Neither this Agreement nor any of the rights, interest or and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer, Merger Sub I and/or Merger Sub II may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer, Merger Sub I and/or Merger Sub II, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Specific Performance. The exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled, under the Agreement, at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.11 Waiver or Jury Trial; Submission to Jurisdiction; Consent to Service of Process.

(a) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RESULTING FROM OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(b) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the Northern District of the State of California, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of San Francisco, California.

9.12 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that any matters related to the effectiveness of the Merger shall be governed by the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

9.13 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.14 Representation By Counsel. Each party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. Recognizing that Gunderson Dettmer Stough Franklin Villeneuve & Hachigian LLP (“Gunderson Dettmer”) has acted as legal counsel to the Company, its Subsidiaries, certain of the direct and indirect holders of Company Capital Stock and certain of their respective Affiliates prior to date hereof, and that Gunderson Dettmer intends to act as legal counsel to certain of the direct and indirect holders of Company Capital Stock and their respective Affiliates (which will no longer include the Company and its Subsidiaries) after the Closing, each of Acquirer, Merger Sub and the Company hereby waives, on its own behalf and agrees to cause its Affiliates, the Final Surviving Entity and its Subsidiaries to waive, any conflicts that may arise in connection with Gunderson Dettmer representing any direct or indirect holders of Company Capital Stock or their Affiliates after the Closing as such representation may relate to Acquirer, Merger Sub, the Company, the Final Surviving Entity or its Subsidiaries or the transactions contemplated by the Transactions. In addition, all communications involving attorney-client confidences between direct and indirect holders of Company Capital Stock, the Company and its Subsidiaries and their respective Affiliates, on the one hand, and Gunderson Dettmer, on the other hand, relating to the negotiation, documentation and consummation of the Transactions shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of Company Capital Stock and their respective Affiliates (and not the Company, the Final Surviving Entity or their respective Subsidiaries). Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of Company Capital Stock and their respective Affiliates (and not the Final Surviving Entity and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Final Surviving Entity or its Subsidiaries shall be a holder thereof, (b) to the extent that files of Gunderson Dettmer in respect of such engagement constitute property of the client, only the direct and indirect holders of Company Capital Stock and their respective Affiliates (and not the Final Surviving Entity and its Subsidiaries) shall hold such property rights and (c) Gunderson Dettmer shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Final Surviving Entity or any of its Subsidiaries by reason of any attorney-client relationship between Gunderson Dettmer and the Company or any of its Subsidiaries or otherwise. Notwithstanding the foregoing, none of the Final Surviving Entity or any of its Subsidiaries is waiving any attorney-client privilege (including relating to the negotiation, documentation and consummation of the transactions contemplated by the Transaction Agreements) in connection with any third-party litigation.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Acquirer, Merger Sub I, Merger Sub II, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

MARIN SOFTWARE INCORPORATED

By:	/s/ David A. Yovanno
Name: David A. Yovanno
Title: Chief Executive Officer

Infinity Acquisition Sub, Inc.

By:	/s/ Jugnu Bhatia
Name: Jugnu Bhatia
Title: Chief Executive Officer

Infinity Acquisition Sub II, LLC

By:	/s/ Stephen Chen
Name: Stephen Chen
Title: Manager

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub I, Merger Sub II, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

NOWSPOTS, INC.

By:	/s/ Brad Flora
Name:	Brad Flora
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub I, Merger Sub II, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“Acquirer Common Stock” means the Common Stock, par value $0.001 per share, of Acquirer.

“Acquirer Indemnity Stock Price” means the weighted average daily closing sales price of Acquirer Common Stock as reported on NYSE for the 20 consecutive trading days ending 3 trading day prior to the date of the applicable event.

“Acquirer Closing Stock Price” means the weighted average daily closing sales price of Acquirer Common Stock as reported on NYSE for the 10 consecutive trading days ending 1 trading day prior to the Closing Date.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) other than the conversion of the Company Convertible Notes, any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders, in each case, that applies to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses over which such Governmental Entity has actual jurisdiction.

“Business” means the business of the Company as currently conducted by the Company.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

“California Law” means the California Corporations Code.

“Cash Consideration” means $5,350,000 in cash.

“Cash Escrow Amount” means $2,550,000 in cash.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Per Share Cash Consideration” means (i) the Cash Consideration divided by (ii) the Fully-Diluted Company Common Stock.

“Common Per Share Consideration” means, collectively, the Common Per Share Cash Consideration and the Common Per Share Stock Consideration.

“Common Per Share Stock Consideration” means (i) the Stock Consideration divided by (ii) the Fully-Diluted Company Common Stock.

“Company Capital Stock” means the Company Common Stock.

“Company Closing Financial Certificate” means a certificate executed by the Chief Executive Officer of the Company dated as of the Closing Date, certifying, as of the Closing (i) the Company’s balance sheet as of the Closing Date prepared on a consistent basis with the Company Balance Sheet, (ii) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (iii) an itemized list of each element of the Company’s consolidated current assets (iv) an itemized list of each element of the Company’s consolidated total current liabilities (v) all Pre-Closing Taxes, Taxes described in Section 1.7 and any other Liabilities of the Company for Taxes as of the Closing (including, for clarity, payroll taxes or other Taxes arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, but excluding payments for compensation for services after the Closing or that vests after the Closing), whether or not such Liabilities for Taxes would be then due and payable, (vi) all Liabilities for vacation or paid time off accrued by the Company’s employees as of the Closing and (vii) any Transaction Expenses that have been incurred but unpaid as of the Closing.

“Company Common Stock” means the common stock, par value of $0.0001 per share, of the Company.

“Company Convertible Notes” means Convertible Promissory Notes, Convertible Subordinated Promissory Notes, and Convertible Security by and between the Company and the investors identified therein, copies of which have been made available in the virtual data room established by Acquirer in connection with this Agreement.

“Company Debt” means indebtedness of the Company for money borrowed, including any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

“Company Noteholders” means with respect to any time before the Effective Time, collectively, the holders of record of Company Convertible Notes outstanding as of such time.

“Company Options” means options or warrants to purchase shares of Company Capital Stock.

“Company Securityholders” means, collectively, the Company Stockholders.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Continuing Employees” means the employees of the Company who are offered continued employment with Acquirer, the First Step Surviving Corporation, the Final Surviving Entity or one of their respective subsidiaries, at a base salary of no less than such employee’s base salary as of the date hereof, and who execute an Offer Letter, Benefits Amendment, Equity Agreement, an Invention Assignment Agreement and a Non-Competition Agreement, as applicable and, in each case, who accept employment to remain employees of the Final Surviving Entity or become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature to which the Company is a party (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) , including all amendments, supplements, exhibits and schedules thereto, as of the Agreement Date.

“Converting Holders” means Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares) immediately prior to the Effective Time.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with Delaware Law or California Law in connection with the Merger.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and (ii) the aggregate number of shares of Company Common Stock that are issuable upon the conversion of all Company Convertible Notes, Equity Interests or other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Tax Authority or other governmental or quasi-governmental authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“IRS” means the United States Internal Revenue Service.

“knowledge” unless otherwise specified in this Agreement, means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person and (iii) with respect to the Company, (a) the actual knowledge of each Key Employee and (b) the knowledge that each Key Employee would reasonably be expected to obtain in the course of diligently performing his or her duties for the Company.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations, warranties, covenants, agreements or obligations of such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term condition (financial or otherwise), assets (including intangible assets), Liabilities, business, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in GAAP (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (D) the outbreak or escalation of war, hostilities or terrorist activities in or involving the United States (provided that such events do not affect such Person disproportionately as compared to such Person’s competitors) or (E) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States (provided that such events do not affect such Person disproportionately as compared to such Person’s competitors) or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Merger Consideration” means the Cash Consideration plus the Stock Consideration.

“NYSE” means the New York Stock Exchange, any successor stock exchange operated by NYSE Euronext or any successor thereto.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice on its standard unmodified form of customer agreement (a copy of which has been made available to Acquirer).

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Pre-Closing Tax Period” means any Taxable period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means any Taxes of the Company for a Taxable period (or portion thereof) ending on or prior to the Closing Date. In the case of any Taxes of the Company that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.

“Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, the numerator of which is the sum of the aggregate amount of cash plus the product of (i) the Acquirer Closing Stock Price multiplied by (ii) the aggregate number of shares of Acquirer Common Stock, that such Converting Holder is entitled to be paid and issued, respectively, pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments and issuances in respect of Dissenting Shares) and the denominator of which is the sum of the Cash Consideration plus the product of (x) the Acquirer Closing Stock Price multiplied by (y) the Stock Consideration.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Consideration” means (i) (A) that number of shares of Acquirer Common Stock whose aggregate value is equal to $17,450,000 divided by (B) the Acquirer Closing Stock Price less (ii) (A) that number of shares of Acquirer Common Stock whose aggregate value is equal to the sum of (x) the Transaction Expenses, (y) all Company Debt (excluding, for the avoidance of doubt, the Company Convertible Notes to be converted immediately prior to the Effective Time) and (z) all performance or other bonuses or severance obligations owed by the Company to the Company’s directors, employees and/or consultants as a result of the Merger (after giving effect to any applicable Benefits Amendments), in each case that are unpaid as of the Closing (provided, however, that severance and post-termination obligations arising in connection with the termination of a Designated Employee or a Company contractor who has declined an offer of continued services with Acquirer or the Final Surviving Entity prior to the Closing Date and the cost of obtaining a general release of claims from such persons shall be at the expense of Acquirer and shall be excluded from this calculation), divided by (B) the Acquirer Closing Stock Price.

“Straddle Period” means any Taxable period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls, beneficially or of record securities or other interests representing more than 50% of the outstanding voting power of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person, or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with a Governmental Entity with respect to Taxes.

“Total Amount” means the Cash Consideration and the Stock Consideration.

“Transaction Expenses” means all third-party fees and expenses incurred by the Company in connection with the Merger, this Agreement and the Transactions, whether or not billed or accrued (including any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earnouts, escrows or other contingencies, and any such fees and expenses incurred by Company Securityholders paid for or to be paid for by the Company). For the avoidance of doubt, the Expense Fund Amount shall be deemed a Transaction Expense.

“Unvested Company Shares” means shares of Company Common Stock that are not vested under the terms of any Contract with the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“280G Stockholder Approval”	5.15

“Accounts Receivable”	2.4(e)

“Adverse Disclosure”	5.16(a)

“Acquirer”	Preamble

“Acquirer SEC Reports”	3.6(a)

“Additional Shares”	1.4(c)

“Advisory Group”	8.7(b)

“Agent Expenses”	8.7(b)

“Agreement Date”	Preamble

“Agreement”	Preamble

“Author”	2.9(g)

“Base Shares”	1.4(c)

“Basket”	8.3(a)

“Benefits Amendment”	Recitals

“Board of Directors”	Recitals

“Bylaws”	1.2(b)(ii)

“Certificate of Incorporation”	1.2(b)(ii)

“Certificates”	1.4(a)(i)

“Claim Certificate”	8.5(a)

“Claims Period”	8.4

“Closing Date”	1.1(c)

“Closing”	1.1(c)

“COBRA”	2.11(c)

“Company”	Preamble

“Company Authorizations”	2.7(b)

“Company Balance Sheet Date”	2.4(b)

“Company Balance Sheet”	2.4(b)

“Company Data”	2.9(a)(i)

“Company Data Agreement”	2.9(a)(ii)

“Company Databases”	2.9(q)(iv)(viii)

“Company Disclosure Letter”	Article II

“Company Employee Plans”	2.11(a)

“Company Indemnified Parties”	5.18

“Company Intellectual Property”	2.9(a)(iii)

“Company Intellectual Property Agreements”	2.9(a)(iv)

“Company-Licensed Data”	2.9(q)(iv)(ix)

“Company-Owned Data”	2.9(q)(iv)(x)

“Company-Owned Intellectual Property”	2.9(a)(v)

“Company Privacy Policies”	2.9(a)(vi)

“Company Privacy Commitments”	2.9(q)(iv)(i)

“Company Products”	2.9(a)(vii)

“Company Registered Intellectual Property”	2.9(a)(viii)

“Company Source Code”	2.9(a)(ix)

“Company Stockholder Approval”	2.3(a)

“Company Voting Debt”	2.2(d)

“Company Websites”	2.9(a)(x)

“Confidential Information”	2.9(i)

“Confidentiality Agreement”	5.3(a)

“Consenting Stockholders”	Recitals

“Converting Holder Indemnifications”	8.2(a)(ix)

“Converting Holder Questionnaire”	Recitals

“Damages”	5.16(b)

“Designated Employees”	5.10(a)

“Disposition”	1.4(c)(i)

“DMCA”	2.9(k)

“Effective Time”	1.1(d)

“Employee RSUs”	5.12

“Equity Agreement”	Recitals

“ERISA”	2.11(a)

“ERISA Affiliate”	2.11(a)

“Escrow Agent”	8.1(a)

“Escrow Agreement”	8.1(a)

“Escrow Fund”	8.1(a)

“Escrow Release Date”	8.1(a)

“Expense Fund”	8.7(c)

“Expense Fund Amount”	8.7(c)

“Export Approvals”	2.19

“Final Surviving Entity”	Recitals

“Financial Statements”	2.4(a)

“First Merger”	Recitals

“First Step Certificate of Merger”	1.1(d)

“First Step Surviving Corporation”	Recitals

“Fundamental Claims”	8.3(b)

“Government Contract”	2.15(a)(xxvi)

“Group”	1.4(c)(iv)(A)

“Hedging Transaction”	1.4(c)(i)

“HSR Act”	2.3(d)

“ICT Infrastructure”	2.9(q)(i)

“Indemnifiable Damages”	8.2(a)

“Indemnified Person”	8.2(a)

“Intellectual Property”	2.9(a)(xi)

“Intellectual Property Rights”	2.9(a)(xii)

“Investor Representation Letter”	Recitals

“Key Employee”	Recitals

“Lapse Dates”	1.4(c)(i)

“Letter of Transmittal”	1.4(a)(i)

“Lock-Up Shares”	1.4(c)

“Material Contracts”	2.15(a)

“Merger”	Recitals

“Merger Sub I”	Preamble

“Merger Sub II”	Preamble

“Merger Subs”	Preamble

“New Litigation Claim”	5.6

“Non-Competition Agreement”	Recitals

“Offer Letter”	Recitals

“Open Source Materials”	2.9(a)(xiii)

“Parachute Payment Waiver”	1.2(b)(xxii)

“Paying Agent”	1.4(a)(ii)

“Personal Data”	2.9(a)(xiv)

“Privacy Laws”	2.9(a)(xv)

“Process” or “Processing”	2.9(a)(xvi)

“Proprietary Information and Technology”	2.9(a)(xvii)

“Repurchase Rights”	1.3(a)(ii)

“Requisite Stockholder Approval”	6.3(g)(iii)

“Resale Registration Statement”	5.16(a)

“SEC”	3.6(a)

“Second Effective Time”	1.1(d)

“Second Merger”	Recitals

“Second Step Certificate of Merger”	1.1(d)

“Section 280G Approvals”	5.15

“Section 280G Payments”	5.15

“Separation Agreement”	1.2(b)(xvii)

“Significant Customer”	2.20

“Significant Supplier”	2.21

“Special Representations”	8.3(b)

“Specified Contractors”	1.2(b)(xix)

“Spreadsheet”	5.8

“Stockholder Agreement”	Recitals

“Stockholder Notice”	5.1(c)

“Stockholders’ Agent”	Preamble

“Stockholders’ Agent Group”	8.7(b)

“Termination Date”	7.1(b)

“Third-Party Claim”	8.8

“Third-Party Intellectual Property”	2.9(a)(xviii)

“Transactions”	Recitals

“Unvested Cash”	1.3(a)(ii)

“Unvested Acquirer Common Stock”	1.3(a)(iii)

“WARN Act”	2.11(n)

“Written Consent”	Recitals